Exhibit 99.1

HEXO CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of HEXO Corp. (the “Corporation”) will be held on Tuesday, January 31, 2023 at 10:00 a.m. (EST) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended July 31, 2022, together with the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year; and,

3.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Circular. The matters to be brought before the Meeting currently do not include the appointment of auditors for the ensuing year since the Corporation does not have an audit firm to be proposed as auditors at this time. See the Circular for further details.

The Board of Directors of the Corporation has fixed December 22, 2022, as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of the novel coronavirus (COVID-19), comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual-only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

Proxies must be deposited with TSX Trust Company not later than 4:00 p.m. (EST) on Friday, January 27, 2023, or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

In order to attend, participate in or vote at the Meeting (including to vote or ask questions at the Meeting), registered Shareholders and duly appointed proxyholders must have a valid username. Guests are welcome to attend and listen to the live webcast, but will be unable to participate in or vote at the Meeting. To join as a guest, please visit the Meeting online at https://virtual-meetings.tsxtrust.com/1420 and select “Join as a Guest” when prompted.

Registered Shareholders: Registered Shareholders may attend, participate in and vote at the Meeting. Registered Shareholders and duly appointed proxyholders will be able to access the Meeting at https://virtual-meetings.tsxtrust.com/1420. Registered Shareholders may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting. The 12-digit control number is located on your form of proxy. The password for the Meeting is “hexo2023” (case sensitive). If as a registered Shareholder you use your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the meeting as a guest.

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Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including non-registered Shareholders who have appointed themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form, as applicable, AND register the proxyholder in advance of the proxy cut-off at 4:00 p.m. (EDT) on Friday, January 27, 2023 or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date at which the Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice. Following registration of a proxyholder, the Corporation’s transfer agent, TSX Trust Company (the “Transfer Agent”), will provide duly appointed proxyholders with a 12-digit control number by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2023” (case sensitive).

Non-Registered Shareholders: Non-registered Shareholders (being beneficial Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest and view the webcast but will not be able to participate in or vote at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting virtually, please exercise your right to vote by completing, signing, dating and returning the accompanying form of proxy to the Transfer Agent, as soon as possible, so that as large a representation as possible may be had at the Meeting. To be valid, completed proxy forms must be signed, dated and deposited with TSX Trust Company using one of the following methods:

By Mail Delivery Using the Mail Return Envelope Provided by TSX Trust Company:	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario M5H 4H1

By Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

If a Shareholder receives more than one form of proxy because such Shareholder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of Common Shares (the “Non-Registered Shareholders”) and for registered Shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Shareholders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of this Notice, the Circular, the form of proxy, and other meeting materials (collectively the “Meeting Materials”), Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and-access provisions.

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Websites Where Meeting Materials Are Posted

Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the Meeting Materials maintained by the Corporation’s transfer agent and registrar, TSX Trust Company. The Meeting Materials will remain posted on TSX Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on TSX Trust Company’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call or email the Corporation’s transfer agent and registrar, TSX Trust Company, toll free at 1-866-600-5869 or TMXEInvestorServices@tmx.com. Requests should be received by January 20, 2023 in order to receive the Meeting Materials in advance of the Meeting.

The Circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice. Additional information about the Corporation and its consolidated financial statements are also available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

DATED at Gatineau, Québec this December 14, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Charlie Bowman”

Charlie Bowman

President and Chief Executive Officer

3

HEXO CORP.

TSX: HEXO

NASDAQ: HEXO

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 31, 2023

PURPOSES OF SOLICITATION

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF HEXO CORP. (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of the Corporation to be held on Tuesday, January 31, 2023 at 10:00 a.m. (EST), and at any adjournment or postponement thereof, for the purposes set out in the enclosed notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the “Circular”), the form of proxy for the meeting, the annual financial statements of the Corporation for the financial year ended July 31, 2022 and related management’s discussion and analysis, where applicable, and other meeting materials (collectively the “Meeting Materials”) to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favor of the matters set forth in the Notice of Meeting.

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

NOTICE-AND-ACCESS

The Corporation has decided to use the notice-and-access (“Notice-and-Access”) rules provided under NI 54-101 for the delivery of the Meeting Materials to holders of Common Shares who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares (“Registered Shareholders”) and beneficial owners of Common Shares (the “Non-Registered Holders”) for the Meeting. The Notice-and-Access method of delivery of Meeting Materials allows the Corporation to deliver the Meeting Materials over the internet in accordance with the Notice-and-Access rules adopted by the Canadian Securities Administrators under NI 54-101.

Registered Shareholders will receive a form of proxy and Non-Registered Shareholders will receive a voting instruction form, in each case enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive only a notice with information on the date, location and purpose of the Meeting, as well as information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR www.sec.gov or on the website of TSX Trust Company (the “Transfer Agent”), the Corporation’s transfer agent and registrar, at https://docs.tsxtrust.com/2092. The Meeting Materials will remain posted on the Transfer Agent’s website at least until the date that is one year after the date the Meeting Materials were posted. The Corporation will not be adopting stratification procedures in relation to the use of Notice-and-Access rules.

Shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the Transfer Agent’s website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning Notice-and-Access, please call or email the transfer agent and registrar, TSX Trust Company, toll free at 1-866-600-5869 or TMXEInvestorServices@tmx.com.. Requests should be received by January 20, 2023 in order to receive the Meeting Materials in advance of the Meeting.

Meeting Format

The Corporation is holding the Meeting as a virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person.

To address potential issues arising from the unprecedented public health impact of COVID-19, comply with applicable public health directives that may be in force at the time of the Meeting, and to limit and mitigate risks to the health and safety of our Shareholders, directors, officers, employees, other stakeholders and communities, we will be holding the Meeting in a virtual-only format. Shareholders will not need to, or be able to, physically attend the Meeting.

The Meeting will be conducted via live webcast. In order to attend, participate, vote or ask questions at the Meeting, Shareholders must have a valid username. Guests are welcome to attend and view the webcast, but will be unable to participate in or vote at the Meeting. To join as a guest please visit the Meeting online at https://virtual-meetings.tsxtrust.com/1420 and select “Join as a Guest” when prompted.

Holders of Common Shares who appear on the records maintained by the Transfer Agent, Registered Shareholders and duly appointed proxyholders will be able to access the Meeting online at https://virtual-meetings.tsxtrust.com/1420. Such persons may enter the Meeting by clicking “I have a control number” and entering a username and password before the start of the Meeting:

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Registered Shareholders: The control number located on the form of proxy is your username. The password for the Meeting is “hexo2023” (case sensitive). If as a Registered Shareholder you are using your control number to access the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online and can only attend the Meeting as a guest.

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Duly Appointed Proxyholders: Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including beneficial owners of Common Shares (Non-Registered Shareholders), who wish to appoint themselves as proxyholder to attend, participate in or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form (“VIF”), as applicable, AND register the proxyholder in advance of the proxy cut-off at 4:00 p.m. (EDT) on January 27, 2023. Following registration of a proxyholder, the Transfer Agent will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. The password for the Meeting is “hexo2023” (case sensitive). Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate in or vote at the Meeting.

How to vote at our virtual Meeting – Registered Shareholders and Duly Appointed Proxyholders:

1.	Log in at https://virtual-meetings.tsxtrust.com/1420 (starting 30 minutes before the Meeting starts)

2.	Click on “I have a control number”

3.	Enter your 12-digit control number (located on your proxy form)

4.	Enter the password: hexo2023

You have to be connected to the internet at all times to be able to vote – it is your responsibility to make sure you stay connected for the entire Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. If you have any doubt as to your system’s compatibility, please refer to the Virtual Meeting Guide included with your proxy materials. If you are a Registered Shareholder and encounter technical difficulties, please have your 12 digit control number ready and contact TSX Trust Company at TSXTVGMinfo@tmx.com.

The Corporation believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold the Meeting virtually. It is anticipated that Registered Shareholders and duly appointed proxyholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as would be the case if the Meeting was held in person. Registered Shareholders and duly appointed proxyholders will have the opportunity to submit questions at the Meeting by submitting them in writing through the text box. Questions that relate to the business of the Meeting are expected to be addressed in the question-and-answer section of the Meeting. Such questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Corporation as they would be at a shareholders’ meeting that was being held in person. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or that are determined to be inappropriate or otherwise out of order.

APPOINTMENT AND REVOCATION OF PROXIES

A Registered Shareholder may vote virtually at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 10:00 a.m. (EST) on Friday, January 27, 2023 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies may be deposited with the Transfer Agent using one of the following methods:

By Mail Delivery Using the Mail Return Envelop Provided by TSX Trust Company:	TSX Trust Company Suite 301 100 Adelaide Street West Toronto, Ontario M5H 4H1

Facsimile:	416-595-9593

By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

A Registered Shareholder attending the Meeting virtually has the right to vote virtually and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his, her or its attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by facsimile or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the head office of the Corporation, located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2 at any time prior to 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend virtually and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (each, a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by the Transfer Agent. Non-Registered Shareholders do not appear on the list of the Registered Shareholders maintained by the Transfer Agent.

Distribution of Meeting Materials to Non-Registered Shareholders

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for onward distribution to Non-Registered Shareholders as well as directly to NOBOs (as defined below).

Non-Registered Shareholders fall into two categories – those who object to their identity being known to the issuers of the securities that they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities that they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Corporation or its agent has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Corporation’s OBOs can expect to be contacted by their Intermediary. The Corporation does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and OBOs will not receive the Meeting Materials unless their Intermediary assumes the cost of delivery.

Voting by Non-Registered Shareholders

The Common Shares held by Non-Registered Shareholders can only be voted or withheld from voting at the direction of the Non-Registered Shareholder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Shareholders. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Shareholders, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Shareholders will receive either a VIF or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a VIF. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting virtually (or have another person attend and vote virtually on the Non-Registered Shareholder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

OR

B.

Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) that is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. If the Non-Registered Shareholder does not wish to attend and vote virtually at the Meeting (or have another person attend and vote virtually on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete and sign the form of proxy in accordance with the directions on the form.

Voting by Non-Registered Shareholders at the Meeting

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Shareholder may attend the Meeting virtually as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Shareholder and vote such Common Shares as a proxyholder. A Non-Registered Shareholder who wishes to attend the Meeting virtually and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Shareholder should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy, strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s or its nominee’s name in the blank space provided. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

How to vote at our virtual Meeting – Non-Registered Shareholders

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF. Do not fill out your voting instructions.

2.	Sign and send it to your Intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company at TMXEInvestorServices@tmx.com by 4:00 p.m. (EDT) on January 27, 2023.

4.	Log in at https://virtual-meetings.tsxtrust.com/1420 (starting 30 minutes before the Meeting starts)

5.	Click on “I have a control number”

6.	Enter your 12-digit control number

7.	Enter the password: “hexo2023” (case sensitive)

You have to be connected to the internet at all times to be able to vote – it is your responsibility to ensure you stay connected for the entire Meeting.

All references to Shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of Registered Shareholders as maintained by the Transfer Agent, unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such instructions. In the absence of any such instructions, the persons whose names appear on the printed form of proxy will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein. If you do not provide instructions in your proxy, the persons named in the enclosed proxy will vote your Common Shares FOR the matters to be acted on at the Meeting. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. The persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

At the time of the printing of this Circular, the management of the Corporation knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Corporation, no director or executive officer of the Corporation, any proposed nominee for election as director of the Corporation, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Corporation has fixed Thursday, December 22, 2022 as the record date for the Meeting. Shareholders at the close of business on this date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Common Share held.

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date hereof, 600,988,447 Common Shares were issued and outstanding as fully paid and non-assessable (prior to the 14-for-1 consolidation of the Common Shares which was completed effective December 14, 2022).

As of the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Financial Statements

The audited financial statements of the Corporation for the year ended July 31, 2022, together with the report of the auditors thereon, will be presented at the Meeting. No vote will be taken with respect to the audited annual financial statements and receipt of the audited annual financial statements will not constitute approval or disapproval of any matters referred to therein. These documents are available under the Corporation’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Corporation’s website at www.hexo.com. Copies may be obtained from the Corporation upon request.

2.	Election of Directors

The affairs of the Corporation are managed by the Board. The members of the Board are elected annually, on an individual basis, at each annual general meeting of Shareholders.

At the Meeting, the number of directors determined by the Board to be proposed for election will be eight (8), as listed below, seven (7) of whom are currently directors of the Corporation. The table below sets forth certain information regarding the nominees proposed as directors for election by the Shareholders at the Meeting, including their respective positions with the Corporation, principal occupations or employment during the last five (5) years, the dates on which they became directors of the Corporation and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the date hereof (prior to the 14-for-1 consolidation of the Common Shares which was completed effective December 14, 2022).

Management of the Corporation has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Management of the Corporation does not foresee that any of the following nominees listed below will be unable or unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy shall have the right to vote for another nominee in their discretion unless otherwise instructed by the Shareholder in the form of proxy to abstain from voting on the election of directors.

Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

Each of the nominees will be voted on individually. In addition, the election of directors is subject to the Majority Voting Policy, as defined and described below.

The enclosed form of proxy allows the Shareholders to direct proxyholders to vote individually for each of the nominees as a director of the Corporation. Unless instructions are given to withhold from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of each of the eight (8) nominees whose names are listed below.

Name, Municipality of Residence and Title	Principal Occupation for the Past Five Years	Director of the Corporation Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed(10)
Mark Attanasio (1) Toronto, Ontario, Canada Chair of the Board and Director	Director of Nocera Investment Corp.	February 22, 2022	Nil (0.00%)

Hélène F. Fortin (2)(3) Montréal, Québec, Canada Director	Audit, Tax and Advisory Partner, LFB cpa LLP	February 22, 2022	1,000 (0.00%)

Peter James Montour (3) Ancaster, Ontario,Canada Director	Owner and managing partner of Redecan	August 30, 2021	6,142,098(7) (1.02%)

William Todd Montour Ancaster, Ontario, Canada Director	Owner and managing partner of Redecan	January 5, 2022	6,142,098(8) (1.02%)

Rob Godfrey (3) Toronto, Ontario, Canada Director	President of Brown Lab Industries Inc. and President & Chief Executive Officer of Vector Health Laboratories Ltd.	February 22, 2022	Nil (0.00%)

Vincent Chiara (4) Montréal, Québec, Canada Director	President of Groupe Mach Inc.	November 4, 2016	3,610,368(9) (0.60%)

Denise Faltischek (5) New York, New York, U.S. Director	Chief Strategy Officer and Head of International for Tilray Brands, Inc.	July 12, 2022	Nil (0.00%)

Roger Savell (6) New York, New York, U.S. Nominee	Chief Administrative Officer for Tilray Brands, Inc.	N/A	Nil (0.00%)

Notes:

(1)	Mr. Attanasio is an employee and executive officer of the Corporation since his appointment as Executive Chairman effective March 8, 2022.
(2)	Ms. Fortin serves as Chair of the Audit Committee and as the Financial Expert on the Audit Committee.
(3)	Member of the ESG Committee.
(4)	Member of the Audit Committee.
(5)	Ms. Faltischek is a nominee of Tilray Brands, Inc., which is a senior secured noteholder of the Corporation, and a non-independent director. See “Transaction Agreement with Tilray Brands, Inc.” below.
(6)

Mr. Savell is a nominee of Tilray Brands, Inc., which is a senior secured noteholder of the Corporation, and his election as a director is conditional on and will only take effect upon the receipt of his security clearance from Health Canada. He will be a non-independent director. See “Transaction Agreement with Tilray Brands, Inc.” below.

(7)	Common Shares owned of record by 2831364 Ontario Inc., which is owned and controlled by Mr. P. Montour.
(8)	Common Shares owned of record by 2831367 Ontario Inc., which is owned and controlled by Mr. W. Montour.
(9)	Includes 1,542,858 Common Shares owned of record by Casale HC Limited Partnership and 1,993,710 shares owned of record by SMA Trust, which are owned and/or controlled by Mr. Chiara.
(10)	All Common Share amounts in this table and the notes thereto are presented prior to the 14-for-1 consolidation of the Common Shares which was completed effective December 14, 2022

As of the date hereof, the proposed directors of the Corporation as a group (eight persons) beneficially owned, or exercised control or direction over, 15,895,564 Common Shares (prior to the 14-for-1 consolidation of the Common Shares which was completed effective December 14, 2022), or approximately 2.64% of the outstanding Common Shares. This percentage would not be affected by the 14-for-1 consolidation of the Common Shares.

The following are brief biographies of each of the proposed director nominees:

Mark Attanasio, Executive Chairman and Director. Mr. Attanasio is currently a director of Nocera Investment Corp, a private investment fund focused on high growth venture companies, a position he has held since 2015. Mr. Attanasio also serves a director of GhostRetail. Mr. Attanasio began his career as a Chartered Accountant and spent four years at PricewaterhouseCoopers LLP in Audit and Advisory Services. He spent 11 years at National Bank Financial, starting in the M&A group, then served four years as Director of Global Equity Derivatives, where he managed a proprietary trading portfolio of bank capital. In 2014, he was hired by Dundee Corporation as Executive Vice President, Merchant Banking, overseeing a portfolio of investments in multiple sectors. From there, he was appointed President of Dundee Capital Markets, where he managed all aspects of the capital markets business. Mr. Attanasio then led a management buyout of Dundee Capital Markets and became co-founder and CEO of Eight Capital, formerly known as Dundee Capital Markets. Mark Attanasio graduated from the University of British Columbia with a Bachelor of Science. He holds the CA and CPA accountancy designations.

Hélène F. Fortin, Director. Ms. Fortin FCPA auditor, FCA, ICD.D-IAS.A completed a Bachelor of Commerce—Finance and Accounting from Concordia University in 1979 placing first in the program, and a year later a post graduate Diploma in Public Accountancy (Honours List) from McGill University. She became a CA in 1982 while working with one of the big CA firms (Coopers & Lybrand, now PwC). Ms. Fortin completed the directors’ education program from the Rotman School of Business and obtained her ICD.D designation in 2006 from the Institute of Corporate Directors (ICD). Ms. Fortin was awarded the Fellow designation by the Québec Order of Chartered Accountants in 2010 (FCA), and from CPA Québec in 2012 (FCPA).

A member of CPA Québec, she lectured in Accounting and Auditing during more than 20 years at many universities. She was actively involved from 1982 to 2019 with the Canadian Institute of Chartered Accountants (CPA Canada): on the Interprovincial Board of Evaluators, and with the Auditing and Assurance Standards Board during which time the 36 international standards of auditing were adopted in Canada from 2006 to 2009. From 1985 to 1990, Ms. Fortin participated in the series of acquisitions of companies that punctuated the growth of Quebecor Inc (TSX QBR.B). She since returned to practicing public accountancy as an audit, assurance and advisory partner now managing her own firm LFB CPA, assisting clients in various aspects from financing strategies and implementation, reporting, compliance, structuring, acquisitions, accounting, tax, controls and governance. She is actively involved with asset management and financing/funding strategies. Ms. Fortin has been serving on boards of directors of large public and private corporations since 2003: Chair of the audit committees of UBS Bank (Canada), and VoiceAge Corporation, member of the Audit and Oversight Committee of the Senate of Canada, and Justice Canada audit and advisory committee. Former boards include: Loto Québec, Institute of Corporate Directors/Québec, Concordia University, Assuris, CBC Radio-Canada, Hydro-Québec, Infrastructure Québec, TSX-listed corporation Bellus Health, TSX/Nasdaq listed corporations Neptune Wellness Solutions, and Groupe BV, Foundation of Stars, Armand-Frappier/INRS and McCord Stewart Museum foundations, federal department audit committees of the Public Service Commission, Canada Economic Development Agency for Québec regions and Agriculture/AgriFood Canada.

Ms. Fortin brings forty years of experience as an audit, assurance and advisory partner, contributing to the experience and qualifications the Board seeks predominately through extensive qualifications to support and refine the Board’s audit committee. She currently manages her own firm, LFB CPA, assisting clients in various aspects of financing strategies and implementation, reporting, compliance, structuring, acquisitions, accounting, tax, controls and governance. Ms. Fortin has served on three public Corporation boards, having chaired the audit committee of two and chaired the board of one, and has experience serving on fifteen private Corporation boards in addition to other non-profit and organizational boards. Ms. Fortin brings to the Board a depth of expertise in financial regulation, a demonstrated commercial and financial acumen to assist HEXO at this pivotal inflection point, and a wealth of corporate governance experience.

Rob Godfrey, Director. Mr. Godfrey is the President of Brown Lab Industries Inc., a consulting and property management Corporation, a position he has held since 2002, and is the President and CEO of Vector Health Labs, a laboratory services Corporation, a position he has held since 2021. Mr. Godfrey also serves as a director of Bragg Gaming Group Inc., a publicly-traded Corporation on the TSX and is Chairman of Kings Entertainment Group Inc., a publicly traded Corporation on the Canadian Securities Exchange. Mr. Godfrey oversees two portfolio companies: Qwatro USA and UrbanDog Holdings. In addition, Mr. Godfrey is active in Brown Lab’s real estate activities including the management of commercial and industrial properties in Ajax, Etobicoke and Toronto. Mr. Godfrey’s previous work experience includes Senior Vice President of the Toronto Blue Jays Baseball Club, President of the Toronto Phantoms Arena Football Team and Associate at TD Securities. Mr. Godfrey holds a BA from the University of Western Ontario, and a JD/MBA from Pepperdine University in California.

Will Todd Montour, Director. Mr. Montour is always excited about “What’s Next” in the industry and continuously strives to be a trendsetter in the cannabis space. Mr. Montour is the innovative force behind Redecan’s unique product line and marketing strategies. He joined the Redecan leadership team in late 2016, before the legalization of cannabis for recreational purposes. Prior to joining the Redecan team, Mr. Montour worked extensively in tobacco manufacturing. His leadership has been instrumental in navigating the Corporation through all of the early business challenges en route to becoming one of Canada’s biggest licensed cannabis producers.

Peter James Montour, Director. Mr. Montour was an owner and managing partner of Redecan since joining in early 2017 when the Corporation expanded from a medical supplier to a leader in today’s recreational market. His leadership was instrumental in navigating Redecan through manufacturing, sales, day-to-day operations and key decision-making. Mr. Montour played a major role in the development and success of Redecan’s award winning “Redee” pre-rolls which were the first of its kind in the world for the cannabis industry. Prior to joining Redecan, Mr. Montour spent thirteen years with his family’s tobacco company which is the largest private owned Indigenous company in the world. There he gained knowledge on all aspects of running a successful business. His passion for innovation and ability to connect with customers has always motivated him to try harder.

Vincent Chiara, Director. Mr. Chiara is sole owner of Groupe Mach Inc. (“Mach”) and also its president, a position he has held in the past five years. He began his career in 1984 as a lawyer specializing in real estate transactions and corporate litigation. In 1999, he ceased practicing law and focused on real estate acquisitions and property development through Mach, a private holding Corporation. Mach and its affiliates hold significant investments representing approximately 19 million square feet of real estate (office, retail, residential, industrial and hotel) located primarily in Montreal and Québec City, including the Stock Exchange Tower, the CIBC Tower, the Sun Life Building, the CBC Tower and the University Complex. Mach continues to acquire and redevelop properties across North America while maintaining its institutional reputation within the market.

Denise Faltischek, Non-Independent Director. Ms. Faltischek was appointed a director on July 12, 2022 pursuant to the terms of the Note Transaction Agreement (as hereinafter defined) and is a nominee of Tilray Brands, Inc. (see “Transaction Agreement with Tilray Brands, Inc.” below). She currently serves as Tilray’s Chief Strategy Officer and Head of International. Prior to joining Tilray, Ms. Faltischek served as Chief Strategy Officer of Aphria Inc., from September 2019 until May 2021, where she led its global strategy and played a pivotal role in establishing Aphria as a global cannabis leader and oversaw the medical and international businesses. From July 2005 until August 2019, Ms. Faltischek served in numerous roles of increasing responsibility within The Hain Celestial Group, Inc. (NASDAQ: HAIN), a leading organic and natural products Corporation with operations in North America, Europe, Asia and the Middle East. From April 2018 until August 2019, Ms. Faltischek served as Tilray’s Executive Vice President and Chief Strategy Officer, Corporate Secretary and prior to that as General Counsel from October 2009 until April 2018.

Roger Savell, Nominee. Effective on closing of the transactions contemplated by the Note Transaction Agreement on July 12, 2022, Mr. Savell was nominated by Tilray Brands, Inc. to the Corporation’s Board of Directors pursuant to the terms of the Note Transaction Agreement (see “Transaction Agreement with Tilray Brands, Inc.” below). His appointment as a director of the Corporation will become effective upon successful completion of Health Canada’s security clearance process for key personnel. Mr. Savell currently serves as Tilray’s Chief Administrative Officer, after retiring as an assurance partner with Ernst & Young LLP. Mr. Savell’s career with Ernst & Young was primarily focused on serving companies throughout the Metropolitan New York Area. Mr. Savell held various leadership roles, including head of the Metropolitan New York Area’s Strategic Growth Markets group and Venture Capital Advisory group. He was also the Partner-in-Charge of the Area’s Ernst & Young Entrepreneur Of The Year® awards program. In these roles, Mr. Savell served many early stage private equity and venture-backed companies, including assisting them through the IPO process. Having served as Coordinating Partner for numerous public and private companies, Mr. Savell has extensive knowledge and experience regarding accounting and auditing issues, including revenue recognition, stock option accounting and corporate governance. He also has extensive experience assisting companies with initial public offerings and other 1933 Act filings, and 1934 Act filings, including Form 10-K’s and 10-Q’s and the Sarbanes-Oxley Act of 2002. Mr. Savell holds a BA in accounting from the State University at Albany and is a member of the New York State Society of Certified Public Accountants and American Institute of Certified Public Accountants.

Majority Voting Policy for Election of Directors

The Board has adopted a “majority voting” policy for the election of directors (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, if a nominee for election as director receives “for” votes fewer than a majority of the votes (50% + 1 vote) cast with respect to his or her election by Shareholders, he or she must immediately tender his or her resignation to the Board following the meeting of Shareholders at which the election is held. Upon receiving such resignation, the ESG Committee will consider it and make a recommendation to the Board on whether or not to accept the resignation. The Board shall accept the resignation absent exceptional circumstances and announce its decision in a press release promptly within 90 days following the meeting of Shareholders. If the Board determines not to accept a resignation, the press release must fully state the reasons for that decision. The resignation will be effective when accepted by the Board. The director who tendered his or her resignation is not permitted to be a part of any deliberations of the ESG Committee or of the Board pertaining to the resignation offer. The Majority Voting Policy only applies in circumstances involving an uncontested election of directors. A copy of the Majority Voting Policy is available on the Corporation’s website at www.hexocorp.com/governance.

Advance Notice By-Law for Nomination of Directors

The Board has adopted an advance notice by-law for the nomination of directors for election (the “Advance Notice By-Law”). The Advance Notice By-Law was confirmed at the annual and special meeting of Shareholders held on January 17, 2018. Under the Advance Notice By-Law, Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the Corporation at its principal executive offices located at the head office of the Corporation, located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2. Such notice must include the information set forth in the Advance Notice By-Law and be given, in the case of an annual meeting of Shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be made not later than the close of business on the 10th day following the date of such public announcement.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation is, as of the date of this Circular, or has been within the last ten (10) years of the date of this Circular, a director, chief executive officer or chief financial officer or any Corporation that while acting in such capacity: (a) was subject to a cease trade order, a similar order or an order that denied the relevant Corporation access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days; or (b) was subject to a cease trade order, a similar order or an order that denied the relevant Corporation access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a received, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Investor Rights Agreement

On August 30, 2021, in connection with its acquisition of the outstanding shares of the entities that carry on the business of Redecan, the Corporation entered into an investor rights agreement with certain sellers (the “Investor Rights Agreement”). Peter Montour and Will Montour were nominated to the Board pursuant to the terms of the Investor Rights Agreement.

Transaction Agreement with Tilray Brands, Inc.

On July 12, 2022 (the “Transaction Closing Date”), pursuant to a note transaction agreement dated April 11, 2022 (the “Note Transaction Agreement”) and amended pursuant to an amending agreement dated June 14, 2022 between the Corporation, Tilray Brands, Inc. (the “Current Secured Noteholder”) and HT MA Investments LLC and certain of its affiliates or related funds (the “Former Secured Noteholder”), the terms of the Corporation’s outstanding US$360.0 million aggregate principal amount senior secured convertible note (the “Senior Secured Convertible Note”) issued and sold by the Corporation directly to the Former Secured Noteholder were amended and restated (as amended and restated, the “Amended Note”). The Amended Note was immediately thereafter assigned to the Current Secured Noteholder pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (the “Assignment and Assumption Agreement”, and together with the Note Transaction Agreement and the Amended Note, the “Note Transaction”). The Corporation’s shareholders approved certain matters relating to the Note Transaction on July 4, 2022. Pursuant to the Note Transaction Agreement, the Current Secured Noteholder nominated Denise Faltischek and Roger Savell to the Board. Ms. Faltischek was appointed to the Board effective July 12, 2022, while Mr. Savell remains a nominee with his appointment as a director being conditional upon successful completion of Health Canada’s security clearance process for key personnel.

3. Appointment of Auditors

PricewaterhouseCoopers LLP (the “Former Auditors”) were previously auditors of the Corporation beginning on their appointment by the Corporation effective January 31, 2020. On October 11, 2022 (the “Resignation Date”), the Former Auditors notified the Corporation of their decision, at their own initiative, to decline to stand for re-appointment as the Corporation’s auditor following the issuance of its auditor’s report on the Corporation’s consolidated financial statements for the financial year ending July 31, 2022. In accordance with the requirements of National Instrument 51-102—Continuous Disclosure Obligations (“NI 51-102”), a change of auditor notice and the Former Auditors’ acknowledgment letter were filed under HEXO’s profile on SEDAR on October 25, 2022. There were no “reportable events” (within the meaning of NI 51-102) involving the Former Auditors.

At the Meeting, Shareholders will not be requested to appoint auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the directors to fix the auditors’ remuneration. Since the Resignation Date, the Corporation has engaged in discussions with potential successors to the Former Auditors but has not yet appointed auditors to replace the Former Auditors as of the date of this Circular. The Corporation does, however, expect to make an announcement shortly on the appointment of successor auditors to the Former Auditors. In the event that the Corporation fills the vacancy in the office of auditor before the Meeting but after the Meeting Materials have been delivered to Registered Shareholders and Non-Registered Shareholders, proxies given pursuant to this solicitation by the management of the Corporation will be voted “FOR” the appointment of such successor auditors to the Former Auditors as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the directors to fix the remuneration of the auditors. In the event that the Corporation does not fill the vacancy in the office of auditor before the Meeting, the Board will exercise its authority as appropriate to fill any casual vacancy in the office of auditor and the auditors so appointed will hold office until the next annual meeting of Shareholders or until a successor is appointed.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to describe and explain all significant elements of compensation awarded to, earned by, paid to, or payable to the Corporation’s Named Executive Officers (as defined below) for the Corporation’s fiscal year ended July 31, 2022, including: the Corporation’s philosophy, objectives and processes regarding their compensation; the elements of their compensation; and how the Corporation determines their compensation.

The Corporation’s Named Executive Officers consist of the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers of the Corporation other than the Chief Executive Officer and Chief Financial Officer at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 (the “Named Executive Officers”). For the fiscal year ended July 31, 2022, the Corporation’s Named Executive Officers are comprised of: (i) three Chief Executive Officers: Sébastien St-Louis, the Corporation’s former President and Chief Executive Officer, Scott Cooper, the Corporation’s former President and Chief Executive Officer who succeeded Mr. St-Louis, and Charlie Bowman, the Corporation’s current President and Chief Executive Officer (see “Summary Compensation Table” for details on the periods during which these individuals served as President and Chief Executive Officer during the year); (ii) three Chief Financial Officers: Trent MacDonald, the Corporation’s former Chief Financial Officer, Curt Solsvig, the Corporation’s former Chief Financial Officer (Acting) who succeeded Mr. MacDonald, and Julius Ivancsits, the Corporation’s current Chief Financial Officer (Acting) (see “Summary Compensation Table” for details on the periods during which these individuals served as Chief Financial Officer during the year); (iii) Roch Vaillancourt, the Corporation’s former General Counsel, (iv) Guillaume Jouët, the Corporation’s former Chief People & Culture Officer; and (v) Mark Attanasio, the Corporation’s Executive Chairman. No management functions of the Corporation are performed by a person or Corporation other than the directors and executive officers of the Corporation.

Changes to Management and Board of Directors

New Chief Executive Officer; Departure of Chief Operating Officer

On October 18, 2021, in the context of a strategic reorganization, the Corporation announced the departure of Sébastien St-Louis, President and Chief Executive Officer, and the resignation of Donald Courtney, Chief Operating Officer.

On October 20, 2021, the Corporation announced Scott Cooper as HEXO’s new President and Chief Executive Officer. Mr. Cooper joined HEXO from Truss Beverage Co. (“Truss”), the Corporation’s joint venture with Molson Coors Beverage Co., where he was then serving as President and Chief Executive Officer. Until January 1, 2022, Mr. Cooper continued simultaneously in his role as President and Chief Executive Officer of Truss.

On April 29, 2022, the Corporation announced that Scott Cooper was stepping down from his role as HEXO’s President and Chief Executive Officer and that, concurrently, Charlie Bowman had been appointed the Corporation’s acting President and Chief Executive Officer. Mr. Bowman has since then moved into a permanent role following the successful completion of Health Canada’s security clearance process for key personnel.

New Chief Financial Officers

On December 14, 2021, the Corporation announced the departure of Trent MacDonald from his role as Chief Financial Officer.

On January 5, 2022, the Corporation announced the appointment of Curtis Solsvig as acting Chief Financial Officer.

On April 29, 2022, the Corporation announced the departure of Curtis Solsvig as acting Chief Financial Officer and the appointment of Julius Ivancsits as acting Chief Financial Officer. Mr. Ivancsits will move into a permanent role as Chief Financial Officer upon successful completion of Health Canada’s security clearance process for key personnel.

Chief Commercial Officer and Chief People and Culture Officer

On August 16, 2021, the Corporation announced the appointment of Valerie Malone as Chief Commercial Officer and the departure of James McMillan, Chief Development Officer. Ms. Malone subsequently departed the Corporation effective May 27, 2022.

On August 26, 2021, the Corporation announced the appointment of Guillaume Jouët as Chief People & Culture Officer. Mr. Jouët subsequently departed the Corporation effective June 14, 2022.

New General Counsel and Corporate Secretary

On June 14, 2022, the Corporation announced the appointment of Joelle Maurais, having previously served as Assistant General Counsel, as General Counsel & Corporate Secretary and the departure of Roch Vaillancourt, former General Counsel and Corporate Secretary.

New Directors

On August 31, 2021, the Corporation acquired all of the outstanding shares of 5048963 Ontario Inc (“Redecan”) for a purchase price of $925.0 million payable in cash and Common Shares. Under the terms of the share purchase agreement for the acquisition (the “Redecan Share Purchase Agreement”), the $925.0 million purchase price was paid to the Redecan shareholders through $400.0 million in cash and $525.0 million in Common Shares issued at a price of $7.53 per share, representing the five trading day-period volume-weighted average price of the Common Shares on the Toronto Stock Exchange (the “TSX”) as of the close of Canadian markets on May 27, 2021, for 69,721,115 Common Shares. In connection with the closing of the Redecan acquisition, the Corporation entered into the Investors Rights Agreement with certain Redecan shareholders to provide for certain customary governance rights, including limited demand and piggyback registration rights. Effective September 1, 2021, Peter James Montour was appointed a director of the Corporation in connection with the Corporation’s acquisition of Redecan and pursuant to the terms of the Redecan Share Purchase Agreement and the Investor Rights Agreement.

Effective November 18, 2021, Sébastien St-Louis resigned from the Corporation’s Board of Directors, and Scott Cooper was appointed a director as his replacement.

On December 14, 2021, the Corporation announced the resignation of Dr. Michael Munzar, as Chair of the Board of Directors, and the appointment of John K. Bell, as Chair of the Board of Directors.

On January 5, 2022, the Corporation announced the appointment of William Todd Montour to the Corporation’s Board of Directors following the resignation of Jason Ewart.

On February 2, 2022, concerned with the performance of the Corporation, Adam Arviv, through his holding company KAOS Capital Ltd. (“KAOS Capital”), announced that he planned to nominate five new independent directors at the Corporation’s annual meeting of Shareholders scheduled to be held on March 8, 2022.

On February 22, 2022, the Corporation entered into a transition agreement (the “Transition Agreement”) with Adam Arviv and his holding company, KAOS Capital, to refresh the Corporation’s Board of Directors. Under the Transition Agreement, John K. Bell, Emilio Imbriglio, Adam Miron and Scott Cooper resigned as directors of the Corporation and Mark Attanasio, Hélène F. Fortin and Rob Godfrey were appointed as directors of the Corporation all effective

February 22, 2022. Following such changes, the Board of Directors was composed of seven directors, all of whom were independent at the time, being: Mark Attanasio (Chair), Rose Marie Gage (Vice-Chair and Chair of the Environmental, Social and Governance Committee), Vincent Chiara, Hélène Fortin (Chair of the Audit Committee), Rob Godfrey, Peter Montour and William Montour. All of the members of this newly composed Board of Directors stood for election at the Corporation’s annual and special meeting of shareholders on March 8, 2022 and were duly elected. Effective March 8, 2022, Mark Attanasio was appointed by the Board to the position of Executive Chairman.

Effective on closing on July 12, 2022 of the Note Transaction and pursuant to the terms of the Note Transaction Agreement, the Current Secured Noteholder nominated Denise Faltischek and Roger Savell to the Corporation’s Board of Directors. Ms. Faltischek was appointed to the Corporation’s Board of Directors effective July 12, 2022, while Mr. Savell remains a nominee with his appointment as director being conditional upon and pending successful completion of Health Canada’s security clearance process for key personnel.

Compensation Philosophy and Objectives

The Corporation’s executive compensation program is designed to provide short and long-term rewards to the Corporation’s executives that are consistent with individual and corporate performance and their contribution to the Corporation’s short and long-term objectives. The objectives of the Corporation with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives, and to motivate key executives to contribute to the interests of the Corporation. These objectives are to be met by the principal components of the Corporation’s executive compensation program, which has been focused on a combination of base compensation, bonus remuneration and long-term incentives in the form of stock options or other security-based compensation.

The executive compensation program adopted by the Corporation and applied to its executive officers is designed to attract and retain qualified and experienced executives who will contribute to the growth and success of the Corporation. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

Compensation Governance

For fiscal year 2022, the ESG Committee made all recommendations to the Board with respect to executive compensation. For additional information on the ESG Committee, see “Corporate Governance and Audit Committee Disclosure – Board Committees – Environmental, Social and Corporate Governance Committee”. Effective October 26, 2021, the committee of the Board formerly named the Human Resource and Corporate Governance Committee was renamed the Environmental, Social and Corporate Governance Committee.

To assist in reviewing and determining executive compensation, in December 2018 and in May 2019 the Board retained Hugessen Consulting Inc. (“Hugessen”), an independent compensation consulting group, to recommend market competitive compensation for the Chief Executive Officer, Chief Financial Officer, and other executive officers of the Corporation. There was no consultation with Hugessen during the 2022 fiscal year. Hugessen’s review focused on comparing the Corporation’s compensation practices with those of a comparator group for the Corporation consisting of 12 companies in the controlled substance sector, pharmaceuticals, high growth, or in similar geographic areas, and providing recommendations resulting from this review in relation to certain executive compensation matters.

Compensation Components

The executive compensation program during the fiscal year ended July 31, 2022 consisted of three principal components: base salaries, annual incentive compensation and benefits, and long-term compensation in the form of stock options or other security-based compensation.

Base Salaries

Base salary is reflective of responsibilities and annual increases should, at a minimum, reflect inflationary pressures and changes in duties. At the date of hire, base salary is determined using a number of factors including industry comparators and relevant experience and is set out in the employment agreement. Annual increases are determined based upon reference to data on compensation levels of executives in comparable companies as well as the annual performance evaluation and underlying economic circumstances.

Annual Incentive Compensation and Benefits

Cash bonuses are awarded to recognize the achievement of annual corporate objectives and to recognize contributions that enhance the intrinsic value of the Corporation. Benefits commensurate with those available to all employees of the Corporation are available to executive officers.

The annual incentive plan is a cash performance plan under which a payment is made to executives, quarterly, annually or upon the achievement of specific objectives, based on the achievement of established corporate and individual goals and objectives.

Mr. St-Louis’ employment agreement amended and signed on May 6, 2019 provides for an annual cash bonus equal to the difference between (i) 5% of the Corporation’s earnings before tax in excess of $30 million but subject to a maximum of $250 million for each fiscal year and (ii) a specified annual incentive amount as described under “Long-Term Compensation” below. The bonus is payable as a lump sum within 30 days of receipt of the audited financial statements for the applicable year. There has been no payout to date under this bonus provision.

Long-Term Compensation

The long-term component of compensation for executive officers, including the Named Executive Officers, is based on stock options or other security-based compensation. This component of compensation is intended to reinforce management’s commitment to long-term improvements in the Corporation’s performance.

The Board believes that incentive compensation in the form of stock option grants and other security-based compensation awards which vest over time, is and has been, beneficial and necessary to attract and retain both senior executives and managerial talent at other levels. Furthermore, the Board believes stock option grants and other security-based compensation awards are an effective long-term incentive vehicle because they are directly tied to share price over a longer period, generally 10 years, and motivate executives to deliver sustained long-term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals. The ESG Committee is charged with reviewing on an annual basis the compensation and benefits paid to the directors in light of market conditions and practice and in light of risks and responsibilities. The ESG Committee also recognizes that the industry, regulatory and competitive environment in which the Corporation operates requires a balanced level of risk-taking to promote and achieve the performance expectations of executives and directors.

The Board adopted the Omnibus Plan on June 27, 2018 as a means to grant or award not only stock options (“Options”), but also restricted shares (“Restricted Shares”), restricted share units (“RSUs”), deferred share units (“DSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”, and together with the Options, the Restricted Shares, the RSUs, the DSUs and the SARs, “Awards”) to directors, officers, senior executives and other employees of the Corporation or a subsidiary, consultants and service providers providing ongoing services to the Corporation and its affiliates in order to attract, retain and motivate such persons as individuals whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to the Corporation’s success, to incentivize them to continue their services for the Corporation, and to align their interests with those of the Corporation. The Omnibus Plan was amended and restated by the Board on March 17, 2021, and approved as amended and restated by the Shareholders on March 8, 2022, to allow the Corporation to issue incentive securities to Eligible Participants that are residents of the United States, and to clarify vesting conditions during the notice period when employees are terminated. For additional details on the Omnibus Plan, see “Security-Based Compensation Plans”.

Mr. St-Louis’ employment agreement amended and signed on May 6, 2019 provides for an annual incentive amount, of $1,500,000 payable within 30 days of receipt of the audited financial statements for the applicable year. The annual incentive amount is divided into $500,000 in Options, having a 10-year term and vesting 1/3 on each anniversary date in the first three years after the grant date, and $1,000,000 in RSUs, 1/3 vesting on each anniversary date in the first three years after the grant date. For 2020, the Board agreed to advance the grant to the Chief Executive Officer; Mr. St-Louis received the grant on June 26, 2020.

Benchmarking

As previously noted, the Corporation’s approach with respect to compensation for executive officers has been assessed against a comparator group suggested by Hugessen consisting of 12 North American companies in the controlled substance, pharmaceuticals and high growth sectors, or in a similar geographic area (the “Comparator Group”). The Comparator Group consisted of the following:

Corporation	Selection Criteria	Market Capitalization(1)
Tilray Brands, Inc.	Controlled substance/high growth cannabis sector	$3,119 billion
The Descartes Systems Group Inc.	High growth technology	$3,748 billion
Aerie Pharmaceuticals Inc.	High growth pharmaceuticals	$2,915 billion
USANA Health Sciences Inc.	FMCG- personal products	$2,615 billion
Varonis Systems Inc.	High growth technology	$2,389 billion
The Simply Good Foods Corporation	FMCG packaged goods	$2,254 billion
Pacira BioSciences Inc.	High growth pharmaceuticals	$2,097 billion
Kinaxis Inc.	High growth technology, similar geographic area	$2,034 billion
Domo Inc.	High growth technology	$1,420 billion
CannTrust Holdings Inc.	High-growth cannabis	$1.094 billion
Shareworks by Morgan Stanley	High-growth technology	$1,083 billion
Demira Inc.	High growth pharmaceuticals	$971 million

Note:

(1)	Approximate market capitalization as of the time of Hugessen’s report in May 2019.

The Comparator Group was reviewed for purposes of executive officer compensation for the 2019 fiscal year but was not reviewed for the 2022 fiscal year.

Risk Analysis

As part of its review of the Corporation’s compensation policies and practices, the ESG Committee considers the implications of risks associated with the Corporation’s compensation policies and practices. The ESG Committee keeps itself apprised of the current compensation policies of companies in the same space and also draws upon the committee members’ backgrounds with other issuers to help identify and mitigate compensation policies and practices that could encourage a Named Executive Officer or individual at a principal business unit or division to take inappropriate or excessive risks. As of the date hereof, the ESG Committee is not aware of any material risks arising from the Corporation’s current compensation policies or practices that would be reasonably likely to have a material adverse effect on the Corporation.

Restrictions on Hedging

The Corporation has not adopted a policy restricting its Named Executive Officers and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Performance Graph

The following graph compares the total cumulative shareholder return for $100.00 invested in the Corporation’s Common Shares during the period from March 21, 2017, the date when the Corporation’s Common Shares started trading on the TSX Venture Exchange following the completion of the going public business combination transaction by The Hydropothecary Corporation, the predecessor business to the Corporation, with BFK Capital Corp. to create the business of the Corporation, to July 31, 2022, the end of the Corporation’s most recently completed financial year, with the cumulative total return of the S&P/TSX Composite Index for the same period. During this time period, trading in the Common Shares migrated from the TSX Venture Exchange to the TSX effective June 22, 2018.

Summary Compensation Table

The following table sets out the compensation for the Corporation’s Named Executive Officers for the three most recently completed fiscal years of the Corporation ended July 31, 2022:

Name and Principal Position	Fiscal Year	Salary ($)		Share- Based Awards ($)	Option-Based Awards ($)(10)		Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($)(11)	Total Compensation ($)
							Annual Incentive Plans		Long- Term Incentive Plans
Sebastien St-Louis(1) Former Chief Executive Officer	2022 2021 2020	$ $ $	231,704 572,400 457,589	Nil Nil Nil	$ $ $	614,704 3,370,192 10,706,177	$	Nil 186,986 Nil	Nil Nil Nil	Nil Nil Nil	$4,242,363 Nil Nil	$ $ $	5,088,772 4,129,578 11,163,766

Scott Cooper(2) Former Chief Executive Officer	2022 2021 2020		$325,507 Nil Nil	Nil Nil Nil		$3,099,975 Nil Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$3,926,400 Nil Nil	(12)		$7,351,882 Nil Nil
Charlie Bowman(3) Chief Executive Officer	2022 2021 2020	$ $	264,635 122,632 Nil	Nil Nil Nil	$ $	481,303 37,770 Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		$ $	745,938 160,402 Nil
Trent MacDonald(4) Former Chief Financial Officer	2022 2021 2020	$ $	284,958 298,384 Nil	Nil Nil Nil	$ $	1,112,096 279,464 Nil		$360,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$369,000 180,000 Nil		$ $	2,126,054 757,848 Nil
Curtis Solsvig(5) Former Chief Financial Officer (Acting)	2022 2021 2020		$1,143,990 Nil Nil	Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil			$1,143,990 Nil Nil
Julius Ivancsits(6) Chief Financial Officer (Acting)	2022 2021 2020		$71,696 Nil Nil	Nil Nil Nil		$57,642 Nil Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil			$129,338 Nil Nil
Roch Vaillancourt(7) Former General Counsel	2022 2021 2020	$ $ $	523,620 346,153 354,040	Nil Nil Nil	$ $ $	529,288 320,094 335,952	$ $	106,000 138,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		$ $ $	2,328,003 804,247 689,992
Guillaume Jouët(8) Former Chief People & Culture Officer	2022 2021 2020		$320,674 Nil Nil	Nil Nil Nil		$400,000 Nil Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$612,000 Nil Nil			$1,332,674 Nil Nil
Mark Attanasio(9) Executive Chairman	2022 2021 2020		Nil Nil Nil	Nil Nil Nil		$855,017 Nil Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil			$855,017 Nil Nil

Notes:

(1)	For three pay periods in Q2 2020, Mr. St-Louis voluntarily reduced his salary to Quebec minimum wage. Mr. St-Louis was terminated on October 16, 2021.
(2)	Mr. Cooper was appointed President and Chief Executive Officer of the Corporation effective November 1, 2021. Mr. Cooper was terminated effective April 29, 2022.
(3)

Mr. Bowman was appointed President and Chief Executive Officer of the Corporation effective April 29, 2022. Mr. Bowman was initially hired as General Manager of HEXO USA, Inc. effective February 8, 2021 and was appointed as the Corporation’s acting Chief Operating Officer effective February 9, 2022.

(4)

Mr. MacDonald was moved into his permanent role as Chief Financial Officer of the Corporation effective November 9, 2020, after having been appointed in the role of acting Chief Financial on October 9, 2020 pending the completion of Health Canada security clearance process for key personnel. Mr. MacDonald was terminated effective January 5, 2022.

(5)	Mr. Solsvig was appointed Chief Financial Officer (Acting) effective January 5, 2022 and was terminated effective April 29, 2022.
(6)

Julius Ivancsits was appointed Chief Financial Officer (Acting), effective May 16, 2022. Mr. Ivancsits will move into a permanent role as Chief Financial Officer upon successful completion of Health Canada’s security clearance process for key personnel.

(7)	Mr. Vaillancourt was appointed General Counsel of the Corporation on March 12, 2018 and was terminated effective June 15, 2022.
(8)	Mr. Jouët was appointed Chief People & Culture Officer effective September 8, 2021, and was terminated effective June 14, 2022.
(9)	Mark Attanasio was appointed Executive Chairman effective March 8, 2022.

(10)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the Corporation’s audited financial statements for the year ended July 31, 2021, 2020 and 2019.

(11)	Representing severance amounts except as otherwise indicated.
(12)	Inclusive of a $1,433,560 signing bonus, $262,500 retention bonus and $2,230,340 of severance including $1,516,025 of accrued but not yet issued equity via RSUs.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all outstanding option-based awards (inclusive of Options, DSUs and RSUs) granted by the Corporation to the Corporation’s Named Executive Officers as at July 31, 2022. The Corporation had no share-based awards outstanding as at July 31, 2022. There were no option-based awards granted by the Corporation to Curtis Solsvig (former acting Chief Financial Officer; terminated on April 29, 2022).

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Expiration Date	Value of Unexercised In-The-Money Options(1) ($)
Sebastien St-Louis Former President and Chief Executive Officer	23,437	Options	$3.00	Oct 16, 2023	$	Nil
	83,333	Options	$10.76	Oct 16, 2023	$	Nil
	400,000	Options	$19.56	Oct 16, 2023	$	Nil
	833,333	Options	$29.84	Oct 16, 2023	$	Nil
	127,182	Options	$13.20	Oct 16, 2023	$	Nil
	214,015	RSUs	N/A	Oct 16, 2023		$51,363
	171,256	Options	$4.08	Oct 16, 2023	$	Nil
	252,525	RSUs	N/A	Oct 16, 2023		$60,606
	574,712	RSUs	N/A	Oct 16, 2023		$137,931
	402,252	Options	$1.86	Oct 16, 2023	$	Nil
	1,925,669	Options	$0.75	Oct 16, 2023	$	Nil
Scott Cooper Former President and Chief Executive Officer	362,027	Options	$1.86	Apr 28, 2023	$	Nil
	844,730	Options	$1.86	Apr 28, 2023	$	Nil
	258,620	RSUs	N/A	Apr 28, 2023		$62,069
	603,448	RSUs	N/A	Apr 28, 2023		$144,827
Charlie Bowman President and Chief Executive Officer	39,016	Options	$7.54	Apr 28, 2031	$	Nil
	60,337	Options	$5.24	Jul 29, 2031	$	Nil
	490,365	Options	$0.75	Mar 21, 2032	$	Nil
	2,839,660	Options	$0.51	Apr 28, 2032	$	Nil
Trent MacDonald Former Chief Financial Officer	199,652	Options	$3.88	Apr 08, 2023	$	Nil
	53,773	Options	$5.44	Apr 08, 2023	$	Nil
	193,388	Options	$5.24	Apr 08, 2023	$	Nil
Julius Ivancsits Chief Financial Officer (Acting)	3,964,054	Options	$0.28	Jun 16, 2032	$	Nil

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Expiration Date	Value of Unexercised In-The-Money Options(1) ($)
Roch Vaillancourt Former General Counsel	81,250	Options	$15.56	Nov 1, 2023	$	Nil
	43,750	Options	$19.56	Nov 1, 2023	$	Nil
	14,260	Options	$13.20	Nov 1, 2023	$	Nil
	50,000	Options	$4.08	Nov 1, 2023	$	Nil
	114,160	Options	$5.44	Nov 1, 2023	$	Nil
	54,000	RSUs	N/A	Nov 1, 2023		$54,000
	193,388	Options	$5.24	Nov 1, 2023	$	Nil
Guillaume Jouët Former Chief People & Culture Officer	321,802	Options	$1.86	Jul 12, 2024	$	Nil
Mark Attanasio Executive Chairman	3,545,868	DSUs	N/A	Mar 21, 2022	$	Nil

Note:

(1)

“Value of unexercised in-the-money options” is calculated on a pre-tax basis by determining the excess of the closing market value of the Corporation’s Common Shares on the date of this report on the TSX, being $0.24 over the exercise price of the Options. RSUs possess the option at the holder’s discretion to be settled in cash or equity, thus the Corporation has deemed all vested RSUs to be “in-the-money” and valued at the market rate of $0.24 on July 31, 2022, as there is a potential liability to the Corporation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning all share-based awards and option-based awards granted by the Corporation to the Named Executive Officers which were earned or have vested during the most recently completed financial year.

Name	Option-Based Awards –Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Sebastien St-Louis(2) Former President and Chief Executive Officer	$614,704	Nil	Nil
Scott Cooper(2) Former President and Chief Executive Officer	$3,099,975	Nil	Nil
Charlie Bowman President and Chief Executive Officer	$481,303	Nil	Nil
Trent MacDonald Former Chief Financial Officer	$1,112,096	Nil	$360,000
Curtis Solsvig Former Chief Financial Officer (Acting)	Nil	Nil	Nil
Julius Ivancsits Chief Financial Officer (Acting)	$57,642	Nil	Nil
Roch Vaillancourt(2) Former General Counsel	$529,288	Nil	$106,000
Guillaume Jouët Former Chief People & Culture Officer	$400,000	Nil	Nil
Mark Attanasio Executive Chairman	$855,017	Nil	$105,000

Note:

(1)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2022.

(2)	Inclusive of the value of RSUs granted during the period and marked to the market value of $0.24 as at July 31, 2022.

Pension Plan Benefits

The Corporation has an RSP and a DPSP, both of which are available to the Named Executive Officers on a voluntary basis. The Corporation does not otherwise have any pension plans that provide for payments or benefits at, following, or in connection with retirement to the Named Executive Officers.

Termination and Change of Control Benefits

Other than as disclosed below, none of the Named Executive Officers were entitled to any payments following or in connection with any termination, resignation, retirement, change in control or change in the responsibilities of the Named Executive Officers.

Termination Payments

The Corporation entered into an employment agreement with Sébastien St-Louis on May 16, 2014, which was subsequently amended on November 9, 2016, December 11, 2017, March 5, 2018 and May 6, 2019 (the “St-Louis Agreement”). The St-Louis Agreement had an indefinite term. The St-Louis Agreement was terminated on October 16, 2021. The St-Louis Agreement provided for an eighteen (18) month non-competition clause. In the event that the Corporation terminated Mr. St-Louis without cause, he was entitled to a lump sum severance payment equal to two times his then annual salary plus two times any annual incentive amount earned during the previous fiscal year, plus two times any executive cash bonus earned during the previous fiscal year, minus any statutory deductions and any amounts owing by Mr. St-Louis to the Corporation. Termination provisions also included medical, dental and life insurance coverage for two years following the date of termination or until he obtained alternative employment. In addition, upon termination without cause, Mr. St-Louis was entitled to an additional amount equal to the bonus of 5% of the Corporation’s earnings before tax greater than $30,000,000 which would be payable to him following release of the Corporation’s audited financial statements for the fiscal year that will end July 31, 2022. Any additional cash bonus related to the fiscal year ended July 31, 2022 was to be capped at $3,000,000.

The Corporation entered into an employment agreement with Scott Cooper on October 19, 2021, which was subsequently amended on February 7, 2022, February 21, 2022 and April 13, 2022 (the “Cooper Agreement”). The Cooper Agreement had an indefinite term. The Cooper Agreement was terminated on April 29, 2022. In the event that the Corporation terminated Mr. Cooper without cause or that Mr. Cooper resigned for good reason, Mr. Cooper was entitled to a lump sum severance payment equal to two times his then annual salary plus two times any annual incentive amount earned during the two fiscal years preceding the termination date, minus any statutory deductions and any amounts owing by Mr. Cooper to the Corporation. In addition, any granted but unvested stock options and RSU’s held by Mr. Cooper were to immediately vest and be exercisable for a period of twelve (12) months from the date Mr. Cooper ceased to be an employee of the Corporation. In the Cooper Agreement, good reason meant a reduction of Mr. Cooper’s base salary, the taking of any action by the Corporation which would materially reduce Mr. Cooper’s aggregate compensation, a material adverse change in Mr. Cooper’s role, responsibilities or reporting relationships (including any requirement for Mr. Cooper to report other than to the Board (including to any executive chair) or any change in the Corporation’s core business or operations) or any other event which would have constituted constructive dismissal by the Corporation under the laws of the Province of Ontario. The Cooper Agreement required Mr. Cooper to provide twelve (12) weeks’ notice of resignation. The Cooper Agreement provided for a twelve (12) month non-competition clause.

Through its direct and wholly-owned subsidiary, HEXO USA, Inc. (“HEXO USA”), the Corporation entered into an employment agreement with Charlie Bowman on January 21, 2021, which was subsequently amended on April 29, 2022 (the “Bowman Agreement”). The Bowman Agreement is for an “at will” employment relationship and is for an indefinite term. In the event of a termination without cause or if Mr. Bowman was to terminate his employment with good reason, Mr. Bowman is entitled to receive twelve (12) months’ current base salary (the “Bowman Severance”), an amount equal to the pro-rated portion of his target annual bonus (calculated on a straight-line basis based on the number of days during such fiscal year that Mr. Bowman was employed by the Corporation, divided by three-hundred and sixty-five (365)) for the fiscal year in which the employment termination date occurs (the “Bowman Bonus”) and, if Mr. Bowman timely elects continued coverage under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985 (the “COBRA Act”) or under applicable similar state law (collectively, “COBRA”), then the Corporation will reimburse Mr. Bowman for the COBRA premiums paid by Mr. Bowman to continue his coverage under the Corporation’s group medical plan for the period starting on Mr. Bowman’s employment termination date and ending on the earlier to occur of: (A) the 12-month anniversary of such employment termination date; (B) the date that Executive ceases to be eligible for COBRA coverage for any reason, including the termination of the underlying plan; and (C) the date that Mr. Bowman becomes eligible for medical insurance coverage through a new employer (the “Bowman COBRA Benefit”). In the Bowman Agreement, “good reason” means, without the consent of Mr. Bowman, (i) a material diminution of Mr. Bowman’s job authority, duties or responsibilities, provided that HEXO USA or the Corporation becoming a part of a larger organization, without a resulting diminution in Mr. Bowman’s authority, duties and responsibilities, shall not be good reason; (ii) a material reduction in Mr. Bowman’s then current salary or target bonus, other than any reduction that occurs in connection with a reduction that is imposed on all management employees of HEXO USA or the Corporation at the time of such reduction; (iii) a material change, at the direction of HEXO USA or the Corporation, in the geographic location from which Mr. Bowman performs services for the Corporation; or (iv) a material breach of the Bowman Agreement by HEXO USA or the Corporation. The Bowman Agreement requires Mr. Bowman to provide eight (8) weeks’ notice of resignation. The Bowman Agreement provides for a six (6) month non-competition clause.

The Corporation entered into an employment agreement with Trent MacDonald on September 14, 2020 (the “MacDonald Agreement”). The MacDonald Agreement was terminated on January 5, 2022. The MacDonald Agreement was for an “at will” employment relationship and was for an indefinite term. In the event of a termination without cause, Mr. MacDonald was entitled to receive twelve (12) months’ current base salary plus an amount equal to his target bonus for the fiscal year within which the termination occurred. The MacDonald Agreement required Mr. MacDonald to provide eight (8) weeks’ notice of resignation. The MacDonald Agreement provided for a one (1) calendar year non-competition clause.

The Corporation entered into a fixed term financial advisory agreement with Teneo Capital LLC (“Teneo”) on December 20, 2021, which was subsequently amended on January 5, 2022 (the “Solsvig Agreement”), under which the services of Mr. Curtis Solsvig were retained to act in the capacity of acting Chief Financial Officer. The Solsvig Agreement was terminated on May 31, 2022. The Solsvig Agreement had a definite term beginning on December 20, 2022 and continuing until the later of ninety (90) days thereafter or thirty (30) days after Teneo issued its last invoice to the Corporation, subject to the Corporation’s ability to terminate the Solsvig Agreement at any time in its entire discretion.

Through HEXO USA, the Corporation entered into an employment agreement with Julius Ivancsits on May 16, 2022 (the “Ivancsits Agreement”). The Ivancsits Agreement is for an “at will” employment relationship and is for an indefinite term. In the event of a termination without cause, Mr. Ivancsits is entitled to receive twelve (12) months’ current base salary (the “Ivancsits Salary”), an amount equal to the pro-rated portion of his target annual bonus (calculated on a straight-line basis based on the number of days during such fiscal year that Mr. Ivancsits was employed by the Corporation, divided by three-hundred and sixty-five (365)) for the fiscal year in which the employment termination date occurs (the “Ivancsits Bonus”) and, if Mr. Ivancsits timely elects continued coverage under COBRA, then the Corporation will reimburse Mr. Ivancsits for the COBRA premiums paid by Mr. Ivancsits to continue his coverage under the Corporation’s group medical plan for the period starting on Mr. Ivancsits’ employment termination date and ending on the earlier to occur of: (A) the 12-month anniversary of such employment termination date; (B) the date that Executive ceases to be eligible for COBRA coverage for any reason, including the termination of the underlying plan; and (C) the date that Mr. Ivancsits becomes eligible for medical insurance coverage through a new employer (the “Ivancsits COBRA Benefit”). In the Ivancsits Agreement, “good reason” means, without the consent of Mr. Ivancsits, (i) a material diminution of Mr. Ivancsits’ job authority, duties or responsibilities, provided that HEXO USA or the Corporation becoming a part of a larger organization, without a resulting diminution in Mr. Ivancsits’ authority, duties and responsibilities, shall not be good reason; (ii) a material reduction in Mr. Ivancsits’ then current salary or target bonus, other than any reduction that occurs in connection with a reduction that is imposed on all management employees of HEXO USA or the Corporation at the time of such reduction; (iii) a material change, at the direction of HEXO USA or the Corporation, in the geographic location from which Mr. Ivancsits performs services for the Corporation; or (iv) a material breach of the Ivancsits Agreement by HEXO USA or the Corporation. The Ivancsits Agreement requires Mr. Ivancsits to provide eight (8) weeks’ notice of resignation. The Ivancsits Agreement provides for a six (6) month non-competition clause.

The Corporation entered into an employment agreement with Roch Vaillancourt on January 22, 2018, which was subsequently amended on June 27, 2018 and July 14, 2020 (the “Vaillancourt Agreement”). The Vaillancourt Agreement was terminated on June 15, 2022. The Vaillancourt Agreement has an indefinite term. The Vaillancourt Agreement provides for twelve (12) months’ severance in the event of termination without cause, payment of twelve (12) months’ short-term incentive, and required Mr. Vaillancourt to provide eight (8) weeks’ notice of resignation. The Vaillancourt Agreement provided for a twelve (12) month non-competition clause.

The Corporation entered into an employment agreement with Guillaume Jouët on August 7, 2021 (the “Jouët Agreement”). The Jouët Agreement terminated on June 14, 2022. The Jouët Agreement had an indefinite term. In the event of termination without cause, the Jouët Agreement provided for severance in the amount of a minimum of twelve (12) months’ salary, twelve (12) months’ annual incentive payments calculated as the short-term incentive bonus earned in the previous twelve (12) months divided by twelve (12) and twelve (12) months’ benefits continuation subject to insurance carrier approval. The Jouët Agreement required Mr. Jouët to provide eight (8) weeks’ notice of resignation. The Jouët Agreement provided for a twelve (12) month non-competition clause.

The Corporation entered into an employment agreement with Mark Attanasio on March 8, 2022 (the “Attanasio Agreement”). In the event of termination without cause, the Attanasio Agreement provides for severance in the amount of a minimum of twelve (12) months’ salary and twelve (12) months’ annual incentive payments based on the average of the bonuses paid to Mr. Attanasio in the three years prior to the termination of his employment. In the event Mr. Attanasio has not been employed for three (3) years at the time of termination of his employment, Mr. Attanasio is entitled to be paid a bonus based on the target annual payment in the year in which his employment is terminated. The Attanasio Agreement requires Mr. Attanasio to provide six (6) weeks’ notice of resignation. The Attanasio Agreement provides for a twelve (12) month non-competition clause.

The following table sets out estimated payments that would have been required to be paid to the Named Executive Officers in the event of the termination of their employment by the Corporation without cause as at July 31, 2022:

Named Executive Officer	Severance Payments	Total Estimated Payment(1)
Sébastien St-Louis (2)	24 months	$1,157,625
Scott Cooper (3)	24 months	$1,312,000
Charlie Bowman (4)	12 months	$400,000USD
Trent MacDonald (5)	12 months	$549,000
Curtis Solsvig (6)	N/A	N/A
Julius Ivancsits (7)	12 months	$325,000USD
Roch Vaillancourt (8)	12 months	$530,437.50
Guillaume Jouët (9)	12 months	$510,000
Mark Attanasio (10)	12 months	$1,155,000

Notes:

(1)

Severance payments based on salary and bonus. Amounts do not include benefits or value of unvested in-the-money Options which may become vested as a result of termination without cause. See “Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards” for details on the total value of the in-the-money Options held by the Named Executive Officers as at July 31, 2022.

(2)	Sébastien St-Louis, former President and Chief Executive Officer, was terminated effective October 16, 2021.
(3)	Scott Cooper was appointed President and Chief Executive Officer of the Corporation effective November 1, 2021 and was terminated effective April 29, 2022.
(4)

Charlie Bowman was appointed President and Chief Executive Officer of the Corporation effective April 29, 2022. Mr. Bowman was initially hired as General Manager of HEXO USA, Inc. effective February 8, 2021 and was appointed as acting Chief Operating Officer of the Corporation effective February 9, 2022.

(5)

Trent MacDonald moved into his permanent role as Chief Financial Officer of the Corporation effective November 9, 2020, after having been appointed as acting Chief Financial Officer on October 9, 2020 pending the completion of Health Canada security clearance process for key personnel. Mr. MacDonald was terminated effective January 5, 2022.

(6)	Curtis Solsvig was appointed Chief Financial Officer (Acting) effective January 5, 2022 and was terminated effective April 29, 2022.
(7)

Julius Ivancsits was appointed acting Chief Financial Officer, effective May 16, 2022. Mr. Ivancsits will move into a permanent role as Chief Financial Officer upon successful completion of Health Canada’s security clearance process for key personnel.

(8)	Roch Vaillancourt was appointed General Counsel of the Corporation on March 12, 2018 and was terminated effective June 15, 2022.
(9)	Guillaume Jouët was appointed Chief People & Culture Officer effective September 8, 2021 and was terminated effective June 14, 2022.
(10)	Mark Attanasio was appointed Executive Chairman effective March 8, 2022.

Change of Control Payments

On December 11, 2017, on March 5, 2018, and further on May 6, 2019, based on a recommendation from the ESG Committee and approved by the Board, an amendment to the St-Louis Agreement was issued. This amendment provides for certain payments which would be payable to Mr. St-Louis in the event of a change of control in the Corporation. Under these amendments, the Corporation would have been required to make payments to Mr. St-Louis in the event that there had been a change of control and either: (a) his employment had been terminated by the Corporation on or within twenty-four (24) months of the change of control; or (b) there had been a material change in his duties and responsibilities on or within twenty-four (24) months of the change of control such that he was required to assume duties that are not consistent with, or to relinquish responsibilities that are consistent with, those customarily and usually performed by an individual in his position and the duties and responsibilities previously performed by him, and he resigns from his employment as a result. The payment payable to Mr. St-Louis in the event of a change of control will be, in addition to unpaid salary, bonus and vacation pay, a lump sum equal to 2 times his then annual salary, 2 times any annual incentive amount plus 2 times any cash bonus earned in the prior fiscal year. In addition, upon a change of control, the vesting of all unvested Options, RSUs and other security-based compensation Awards under the Omnibus Plan shall immediately vest and be exercisable for a period of 12 months from the date he ceases to be an employee of the Corporation.

Under the Cooper Agreement, the Corporation would have been required to make payments to Mr. Cooper in the event that there had been a change of control and either: (i) Mr. Cooper’s employment had been terminated by the Corporation on or within twenty-four (24) months of the change of control; or (ii) there had been a material change in Mr. Cooper’s duties and responsibilities on or within twenty-four (24) months of the change of control such that Mr. Cooper would have been required to assume duties that were not consistent with, or to relinquish responsibilities that were consistent with, those customarily and usually performed by an individual in the position of Chief Executive Officer and the duties and responsibilities previously performed by Mr. Cooper. In any of those circumstances, and if Mr. Cooper had resigned from his employment as a result, Mr. Cooper would have be entitled to receive from the Corporation, in addition to accrued but unpaid salary, short-term incentive payments and vacation pay, a lump sum payment equal to two times Mr. Cooper’s then annual salary plus two times Mr. Cooper’s average short-term incentive and/or cash bonus, as applicable for the previous two years. In addition, any granted but unvested stock options held by Mr. Cooper would have immediately vested and have been exercisable for a period of twelve (12) months from the date Mr. Cooper ceased to be an employee of the Corporation. In the Cooper Agreement, a change of control meant the occurrence of any one or more of the following transactions, whether accomplished in a single transaction or series of transactions: (i) any sale, exchange, conveyance or other disposition of securities of the Corporation, (other than through the issuance of equity securities by the Corporation as part of a financing transaction with at least of two (2) arms-length, unaffiliated, unrelated and/or unassociated subscribing parties), in a transaction or series of related transactions after giving effect to which more than fifty percent (50%) of the voting power or equity value of the Corporation is held by holders of shares of the Corporation who were not shareholders (or affiliates thereof) immediately prior to the first of such transactions; (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation’s assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Corporation; (iii) a merger or consolidation involving the Corporation; (iv) any similar transaction or series of transactions; or (v) any person or group of persons acting jointly or in concert succeeding in having a sufficient number of nominees elected to the Board that such nominees, when added to any existing director remaining on the Board after such election who was also a nominee of such person or group of persons, would have constituted a majority of the Board.

The Bowman Agreement provides that certain payments would be payable to Mr. Bowman in the event of a change of control in the Corporation. In the Bowman Agreement, a change of control means the occurrence of any one or more of the following transactions, whether accomplished in a single transaction or series of transactions: (i) any sale, exchange, conveyance or other disposition of securities of the Corporation (other than through the issuance of equity securities by the Corporation as part of a financing transaction) in a transaction or series of related transactions after giving effect to which more than 50% of the voting power or equity value of the Corporation is held by holders of shares of the Corporation who were not shareholders (or affiliates thereof) immediately prior to the first of such transactions; (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation’s assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Corporation); (iii) a merger or consolidation involving the Corporation; or (iv) any similar transaction or series of transactions. In the event of a change of control and, within nine months following the change of control, Mr. Bowman ’s employment is terminated by the Corporation without cause or by Mr. Bowman with good reason, then Mr. Bowman would receive the Bowman Severance, the Bowman Bonus, the Bowman COBRA and accelerated vesting of any granted but unvested Options held by Mr. Bowman, and such Options will be exercisable for a period of ninety (90) days following Mr. Bowman’s date of employment termination, but in any event not beyond the expiration of the applicable term of the Options.

The Ivancsits Agreement provides that certain payments would be payable to Mr. Ivancsits in the event of a change of control in the Corporation. In the Ivancsits Agreement, a change of control means the occurrence of any one or more of the following transactions, whether accomplished in a single transaction or series of transactions: (i) any sale, exchange, conveyance or other disposition of securities of the Corporation (other than through the issuance of equity securities by the Corporation as part of a financing transaction) in a transaction or series of related transactions after giving effect to which more than 50% of the voting power or equity value of the Corporation is held by holders of shares of the Corporation who were not shareholders (or affiliates thereof) immediately prior to the first of such transactions; (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation’s assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Corporation); (iii) a merger or consolidation involving the Corporation; or (iv) any similar transaction or series of transactions. In the event of a change of control and, within nine months following the change of control, Mr. Ivancsits ’s employment is terminated by the Corporation without cause or by Mr. Ivancsits with good reason, then Mr. Ivancsits would receive the Ivancsits Severance, the Ivancsits Bonus, the Ivancsits COBRA and accelerated vesting of any granted but unvested Options held by Mr. Ivancsits, and such Options will be exercisable for a period of ninety (90) days following Mr. Ivancsits’ date of employment termination, but in any event not beyond the expiration of the applicable term of the Options.

As senior executives of the Corporation, the MacDonald Agreement, the Vaillancourt Agreement and the Jouët Agreement each had provisions for certain payments which would have been payable to either of Mr. MacDonald, Mr. Vaillancourt and Mr. Jouët in the event of a change of control in the Corporation. Under these provisions, the Corporation would have been required to make payments to the executives in the event that there had been a change of control and either: (a) the executive’s employment had been terminated by the Corporation on or within twenty-four (24) months of the change of control; or (b) there had been a material change in the executive’s duties and responsibilities on or within twenty-four (24) months of the change of control such that the executive is required to assume duties that are not consistent with, or to relinquish responsibilities that would have been consistent with, those customarily and usually performed by an individual in the executive’s position and the duties and responsibilities previously performed by the executive, and the executive has resigned from his or her employment as a result. The payments payable to each of the executives in the event of a change of control would have been a lump sum equal to the total of twenty-four (24) months’ salary plus the bonus earned by the executive over the twenty-four (24) month period preceding the executive’s termination or resignation. In addition, upon a change of control, the vesting of all unvested Options held by each of the executives would have accelerated and such Options would have become vested and exercisable immediately upon the executive’s termination or resignation for a period of ninety (90) days. “Change of control” was defined under the MacDonald Agreement, the Vaillancourt Agreement and the Jouët Agreement to mean the occurrence of any one or more of the following transactions, whether accomplished in a single transaction or series of transactions: (i) any sale, exchange, conveyance or other disposition of securities of the Corporation (other than through the issuance of equity securities by the Corporation as part of a financing transaction), in a transaction or series of related transactions after giving effect to which more than fifty percent (50%) of the voting power or equity value of the Corporation is held by holders of shares of the Corporation who were not shareholders (or affiliates thereof) immediately prior to the first of such transactions; (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation’s assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Corporation); (iii) a merger or consolidation involving the Corporation; or (iv) any similar transaction or series of transactions.

The Solsvig Agreement did not provide for any payments which would have been payable to either Teneo or Mr. Solsvig in the event of a change of control in the Corporation.

The Attanasio Agreement provides that certain payments would be payable to Mr. Attanasio in the event of a change of control in the Corporation. In the event of a change of control, Mr. Attanasio has the option to receive either $2 million in Common Shares or freely tradable equity of the acquiror (as applicable) or a cash payment of $2 million if the acquiror is a private company. In the Attanasio Agreement, a change of control, means the occurrence of any one or more of the following transactions: (i) a person either alone or acting jointly or in concert with any other Person acquires 50% or more of the outstanding shares of the Corporation; (ii) any person either alone or acting jointly or in concert with any other Person, acquires control of the Corporation by way of a purchase, merger, consolidation, amalgamation or otherwise; (iii) the sale, lease, transfer, or other disposition, in one or a series of related transactions of all or substantially all of the Corporation’s assets on a consolidated basis to a person, provided that to constitute all or substantially all of the assets, such assets must constitute at least 50% of the value of the consolidated assets of the Corporation (excluding obsolete, unusable or damages assets); (iv) the Current Secured Noteholder (a) converts the entirety of the senior secured convertible notes into common shares of the Corporation or (b) otherwise becomes a “control person” of the Corporation (as such term is defined in the Securities Act (Ontario), and Mr. Attanasio’s position as Executive Chair is terminated without just cause or Mr. Attanasio resigns for good reason within 12 months of the date of (a) or (b); or (v) any other situation that the Board deems, in its sole discretion, to be an acquisition of control. In the Attanasio Agreement, good reason means the occurrence of any of the following without Mr. Attanasio’s prior written consent: (i) the assignment by the Corporation to Mr. Attanasio of any significant, ongoing duties inconsistent with his skills, position, duties, responsibilities or status with the Corporation, a material downward change in his responsibilities or principal position, or his removal from, or elimination of, such principal position; (ii) any material diminution of Mr. Attanasio’s compensation; (iii) the Corporation requiring him to be based anywhere other than the metropolitan area of his current office location, except for required travel on Corporation business to the extent reasonable and consistent with the business travel obligations of his position; or (iv) the failure by the Corporation to continue in effect any material benefits available to Mr. Attanasio under the applicable Corporation benefit plans, except to the extent that such benefits are discontinued because such benefits can no longer be obtained by the Corporation at a reasonable cost.

The following table sets out estimated payments that would have been required to be paid to the Named Executive Officers in the event of the termination of their employment by the Corporation following a change of control as at July 31, 2022:

Named Executive Officer	Severance Payments	Total Estimated Payment (1)
Sébastien St-Louis (2)	24 months	$2,500,000
Scott Cooper (3)	24 months	$1,312,000
Charlie Bowman (4)	12 months	$400,000USD
Trent MacDonald (5)	24 months	$1,098,000
Curtis Solsvig (6)	N/A	N/A
Julius Ivancsits (7)	24 months	$325,000USD
Roch Vaillancourt (8)	24 months	$1,060,875
Guillaume Jouët (9)	24 months	$1,020,000
Mark Attanasio (10)	24 months	$2,000,000

Notes:

(1)

Change of control payments based on salary, bonus and any prescribed additional payment under the employment agreements of the Named Executive Officers. Amounts do not include benefits or value of unvested in-the-money Options which may become vested as a result of change of control. See “Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards” for details on the total value of the in-the-money Options held by the Named Executive Officers as at July 31, 2021.

(2)	Sébastien St-Louis, former President and Chief Executive Officer, was terminated on October 16, 2021.
(3)	Scott Cooper was appointed President and Chief Executive Officer of the Corporation effective November 1, 2021 and was terminated effective On April 29, 2022.
(4)

Charlie Bowman was appointed President and Chief Executive Officer of the Corporation effective April 29, 2022. Mr. Bowman was initially hired as General Manager of HEXO USA, Inc. effective February 8, 2021 and was appointed as acting Chief Operating Officer of the Corporation effective February 9, 2022.

(5)

Trent MacDonald moved into his permanent role as Chief Financial Officer of the Corporation effective November 9, 2020, after having been appointed as acting Chief Financial Officer on October 9, 2020 pending the completion of Health Canada security clearance process for key personnel. Mr. MacDonald was terminated effective January 5, 2022.

(6)	Curtis Solsvig was appointed Chief Financial Officer (Acting) effective January 5, 2022 and was terminated effective April 29, 2022.

(7)

Julius Ivancsits was appointed acting Chief Financial Officer, effective May 16, 2022. Mr. Ivancsits will move into a permanent role as Chief Financial Officer upon successful completion of Health Canada’s security clearance process for key personnel.

(8)	Roch Vaillancourt was appointed General Counsel of the Corporation on March 12, 2018 and was terminated effective June 15, 2022.
(9)	Guillaume Jouët was appointed Chief People & Culture Officer effective September 8, 2021 and was terminated effective June 14, 2022.
(10)	Mark Attanasio was appointed Executive Chairman effective March 8, 2022.

Director Compensation

The ESG Committee assists the Board with respect to the establishment of the Corporation’s compensation program for its directors. The main objectives of the directors’ compensation program are to: compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership, and competitive with other comparable issuers; and align the interests of the directors with those of the Shareholders. Unlike compensation for the Named Executive Officers, the directors’ compensation program is not designed to pay for performance; rather, directors receive retainers for their services in order to help ensure unbiased decision-making.

An independent review of Board member compensation in 2022. Effective December 11, 2019, director compensation was revised to consist of an annual retainer fee in the amount of $50,000 for each Board member, plus an additional $10,000 for the Chair. Directors also receive reimbursement for reasonable expenses incurred in connection with attending Board and committee meetings. In addition, the directors were granted Options as part of their compensation during the last financial year.

Director Compensation Table

The following table sets forth information concerning the compensation earned by the non-executive directors during the 12 months ended July 31, 2022. Executive directors did not receive any fees for acting as a director of the Corporation.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Adam Miron	$27,500	Nil	$58,017	Nil	Nil	Nil	$85,517
Dr. Michael Munzar	$393	Nil	$141,945	Nil	Nil	Nil	$142,338
Jason Ewart	$25,761	Nil	$67,195	Nil	Nil	Nil	$92,956
Vincent Chiara	Nil	Nil	$111,290	Nil	Nil	Nil	$111,290
Rose Marie Gage	$64,972	Nil	$245,816	Nil	Nil	Nil	$319,788
Emilio Imbriglio	Nil	Nil	$178,009	Nil	Nil	Nil	$178,009
John Bell	$1,547	Nil	Nil	Nil	Nil	Nil	$1,547
Hélène Fortin	$20,125	Nil	$21,157	Nil	Nil	Nil	$41,282
William Todd Montour	$21,332	Nil	$27,342	Nil	Nil	Nil	$48,674
Peter James Montour	$21,332	Nil	$61,345	Nil	Nil	Nil	$82,677
Rob Godfrey	Nil	Nil	$18,734	Nil	Nil	Nil	$18,734
Denise Faltischek	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Roger Savell (nominee)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2022.

Director Compensation – Outstanding Option-Based Awards

The following table sets out information concerning all outstanding share-based awards and option-based awards granted by the Corporation to the Corporation’s non-executive directors as at July 31, 2022. The Corporation had no share-based awards outstanding as at July 31, 2022.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Type of Security	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)
Dr. Michael Munzar, Former Director	15,000	Options	$2.32	Dec 14, 2025	$	Nil
	37,500	Options	$3.00	Dec 14, 2025	$	Nil
	75,000	Options	$3.00	Dec 14, 2025	$	Nil
	37,500	Options	$10.76	Dec 14, 2025	$	Nil
	50,000	Options	$19.56	Dec 14, 2025	$	Nil
	12,500	Options	$23.52	Dec 14, 2025	$	Nil
	125,000	Options	$4.08	Dec 14, 2025	$	Nil
	3,906	RSUs	n/a	Dec 14, 2025		$937
	4,184	RSUs	n/a	Dec 14, 2025		$1,004
	2,788	RSUs	n/a	Dec 14, 2025		$669
Jason Ewart, Former Director	1,250	Options	$2.32	Jan 05, 2023	$	Nil
	37,500	Options	$3.00	Jan 05, 2023	$	Nil
	37,500	Options	$3.00	Jan 05, 2023	$	Nil
	25,000	Options	$10.76	Jan 05, 2023	$	Nil
	50,000	Options	$19.56	Jan 05, 2023	$	Nil
	12,500	Options	$23.52	Jan 05, 2023	$	Nil
	75,000	Options	$4.08	Jan 05, 2023	$	Nil
Vincent Chiara, Director	18,750	Options	$5.08	Jul 24. 2027	$	Nil
	6,250	Options	$9.92	Nov 6, 2027	$	Nil
	25,000	Options	$10.76	Dec 4, 2027	$	Nil
	50,000	Options	$19.56	Oct 29, 2029	$	Nil
	12,500	Options	$23.52	Oct 29, 2029	$	Nil
	125,000	Options	$4.08	Jun 26, 2030	$	Nil
	77,694	DSUs	n/a	Mar 21, 2032	$	Nil
	3,255	RSUs	n/a	Oct 30, 2030		$781
	3,486	RSUs	n/a	Jun 17, 2031		$836
	2,323	RSUs	n/a	Jul 29, 2031		$557
	7,183	RSUs	n/a	Nov 1, 2031		$1,723
Adam Miron, Former Director	12,500	Options	$10.76	Feb 21, 2025	$	Nil
	87,500	Options	$19.56	Feb 21, 2025	$	Nil
	12,500	Options	$23.52	Feb 21, 2025	$	Nil
	125,000	Options	$4.08	Feb 21, 2025	$	Nil

Emilio Imbriglio Former Director	150,000	Options	$3.88	Feb 21, 2025	$	Nil
	1,743	RSUs	n/a	Feb 21, 2025		$418
	2,788	RSUs	n/a	Feb 21, 2025		$557
	7,183	RSUs	n/a	Feb 21, 2025		$1,723
Rose Marie Gage Director	75,000	Options	$7.43	Jun 17, 2031	$	Nil
	144,002	DSUs	n/a	Mar 21, 2032	$	Nil
Hélène Fortin, Director	87,740	DSUs	n/a	Mar 21, 2032	$	Nil
Peter James Montour, Director	75,000	Options	$1.86	Nov 1, 2031	$	Nil
	77,694	DSUs	n/a	Mar 21, 2032	$	Nil
William Todd Montour, Director	75,000	Options	$0.75	Mar 21, 2032	$	Nil
	77,694	DSUs	n/a	Mar 21, 2032	$	Nil
Rob Godfrey, Director	77,694	DSUs	n/a	Mar 21, 2032	$	Nil

Note:

(1)

“Value of unexercised in-the-money options” is calculated by determining the excess of the closing market value of the Corporation’s Common Shares on the date of this report on the TSX, being over $0.24, the exercise price of the Options.

(2)	John Bell, Denise Faltischek and Roger Savell were not issued any share based awards during fiscal year 2022.

Director Compensation—Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning all share-based awards and option-based awards granted by the Corporation to the Corporation’s non-executive directors which were earned or have vested during the most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Adam Miron	$58,017	Nil	Nil
Dr. Michael Munzar	$141,945	Nil	Nil
Jason Ewart	$67,195	Nil	Nil
Vincent Chiara	$111,290	Nil	Nil
Rose Marie Gage	$245,816	Nil	Nil
Emilio Imbriglio	$178,009	Nil	Nil
Hélène Fortin	$21,157	Nil	Nil
William Todd Montour	$27,342	Nil	Nil
Peter James Montour	$61,345	Nil	Nil
Rob Godfrey	$18,734	Nil	Nil

Note:

(1)

Based on the grant date fair value calculated using the Black Scholes Merton model. The Corporation chose the Black Scholes Merton model because it is a commonly used and accepted method of calculating grant date fair value. Details of these calculations are included in the notes of the Corporation’s audited financial statements for the year ended July 31, 2022.

Directors’ and Officers’ Liability Insurance

On March 21, 2020, the Corporation’s directors and officers (“D&O”) insurance program expired. The Corporation then decided to secure D&O coverage through the implementation of a captive program, with the Corporation establishing effective August 21, 2020 a cell captive for the purposes of side A coverage, with coverage retroactive to March 21, 2020 (the “Captive Program”). On August 15, 2022, the Corporation effectively cancelled the Captive Program which had previously restricted CA$30 million from operational use. Following cancellation of the Captive Program, previously restricted funds were released and returned to the Corporation on September 1, 2022. Management decided to return to a traditional insurance program through commercial insurance, securing coverage in the amount of US$30 million for D&O side A coverage through payment of annual premiums. The Corporation continues to self-ensure for sides B and C of D&O coverage purposes.

CORPORATE GOVERNANCE AND AUDIT COMMITTEE DISCLOSURE

The Board is committed to the highest standards of integrity, fiduciary duty and corporate governance. National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201—Corporate Governance Guidelines (“NP 58-201”, and together with NI 58-101, the “CSA Guidelines”) set out a series of guidelines for effective corporate governance. Under the CSA Guidelines, the Corporation must disclose on an annual basis the corporate governance practices it has adopted. In this section, the Corporation summarizes such practices, in addition to certain other governance matters.

Board of Directors

Composition and Independence

The Board is currently comprised of eight members, following the appointments as directors of Peter Montour, William Todd Montour, Mark Attanasio, Hélène F. Fortin, Rob Godfrey and Denise Faltischek respectively on August 30, 2021, January 5, 2021, February 22, 2022 (respectively of Mr. Attanasio, Ms. Fortin and Mr. Godfrey) and July 12, 2022. All but two of the eight directors are considered to be independent under the CSA Guidelines and in accordance with National Instrument 52-110—Audit Committees (“NI 52-110”). The directors of the Corporation who are independent are Peter Montour, William Todd Montour, Hélène Fortin, Rose Marie Gage, Vincent Chiara and Rob Godfrey.

The Chair of the Board, Mark Attanasio, is not an independent director as as he is an employee and executive officer of the Corporation in his capacity as Executive Chair. The Board has developed a written position description for the Chair. The role of the Chair is to provide leadership to the Board with respect to its functions, and in this role the Chair’s responsibilities include: establishing procedures to govern the Board’s work; ensuring the Board has adequate resources; ensuring that delegated committee functions are carried out and reported to the Board; acting as a liaison between the Board and management through the CEO; and meeting periodically with the CEO and the Corporate Secretary to review governance issues including the level of communication between management and the Board. Denise Faltischek is not an independent director since she is a nominee director and employee of the Current Secured Noteholder and considering the nature of the secured creditor and commercial arrangements which the Corporation has with the Current Secured Noteholder.

During the fiscal year ended July 31, 2022, Sébastien St-Louis, former President and CEO of the Corporation, was not independent as he was an employee and executive officer of the Corporation. Scott Cooper, the former President and Chief Executive Officer of the Corporation, was not independent as he was an employee and executive officer of the Corporation. Adam Miron, the former Chief Brand Officer of the Corporation, was not independent as he was an employee and executive officer of the Corporation within the last three years.

For the fiscal year ended July 31, 2022, and as at the date of this Circular, with six out of the eight directors of the Corporation being independent, a majority of directors are independent.

The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless they waive such requirement). In addition, they generally have at least one meeting (by phone) per month at which non-independent directors and members of management are not present. During the fiscal year ended July 31, 2022, there were twenty-one (out of thirty-four) in camera meetings, six (out of six) in camera meetings and seven (out of eight) in camera meetings held respectively by each of the Board, the Audit Committee and the ESG Committee.

Other Directorships

Currently, the following directors serve on the boards of other public companies, as listed below:

Name of Director	Other Reporting Issuers

Vincent Chiara	PRO Real Estate Investment Trust (TSXV:PRV)

Rob Godfrey	Bragg Gaming Group Inc (NASDAQ:BRAG; TSX:BRAG) Kings Entertainment Group Inc.. (CSE: JKPT; OTC: JKPTF)

Rose Marie Gage	CO2 GRO Inc. (TSXV:GROW)

Meeting Attendance

The following table summarizes for each of the directors the number of Board and Board committee meetings they attended for the fiscal year ended July 31, 2022.

Director	Board Meetings	Audit Committee Meetings	ESG Committee Meetings

Vincent Chiara(1)(2)	32/34	5/7	4/4
Jason Ewart(13)	12/15	5/5	3/3
Rose Marie Gage(2)(3)(5)	34/34	3/7	8/8
Adam Miron(2)(3)(8)	20/21	0/0	4/4
Dr. Michael Munzar(3)(4)(12)	15/15	5/5	3/3
Sébastien St-Louis (3)(4)(14)	10/13	4/4	2/2
Emilio Imbriglio(1)(4)(6)	19/21	5/5	N/A
Scott Cooper(3)(4)(7)	8/8	1/1	2/2
Peter James Montour(2)(3)(9)	29/31	3/7	5/5
William Montour(11)	14/19	N/A	N/A
John K. Bell(1)(4)(10)	6/6	N/A	1/1
Mark Attanasio(3)(4)(15)	13/13	2/2	3/3
Rob Godrey(2)(16)	11/13	N/A	4/4
Hélène Fortin(2)(17)	13/13	2/2	4/4
Denise Faltischek(18)	N/A	N/A	N/A
Roger Savell (nominee)(19)	N/A	N/A	N/A

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the ESG Committee.
(3)	Non-member of the Audit Committee.
(4)	Non-member of the ESG Committee.
(5)

Rose Marie Gage was appointed a director and became a member of the ESG Committee on January 14, 2021. Her first attendance at a Board meeting was on January 29, 2021 and her first attendance as a member of the ESG Committee was on March 12, 2021. She was appointed Chair of the ESG Committee on June 9, 2021. As at the date of the Circular, Ms. Gage serves as Vice-Chair and Chair of ESG Committee.

(6)

Emilio Imbriglio was appointed a director and a member of the Audit Committee on October 23, 2020. His first attendance at a meeting of the Audit Committee was on October 23, 2020, and his first attendance at a Board meeting was on October 28, 2020. Mr. Imbriglio did not attend any meeting of the Board, the Audit Committee or the ESG Committee following his resignation as a director effective February 22, 2022.

(7)

Scott Cooper was appointed a director on November 18, 2021. Mr. Cooper attended meetings of the ESG Committee and the Audit Committee as a non-member. Mr. Cooper did not attend any meeting of the Board, the Audit Committee or the ESG Committee following his resignation as director effective after February 22, 2022.

(8)	Adam Miron did not attend any meeting of the Board, the Audit Committee or the ESG Committee following his resignation as a director effective February 22, 2022.
(9)

Peter James Montour was appointed a director on August 30, 2021 and became a member of the ESG Committee on January 5, 2022. Mr. Montour attended his first meeting held by the ESG Committee on January 17, 2022, following his appointment to the committee on January 5, 2022.

(10)

John K. Bell was appointed a director and Chair of the Board on December 14, 2021 and appointed a member of the Audit Committee on January 5, 2022. Mr. Bell did not attend any meeting of the Board, the Audit Committee or the ESG Committee following his resignation as a director effective February 22, 2022.

(11)	William Montour was appointed a director on January 5, 2022.
(12)

Dr. Michael Munzar resigned as director and Chair of the Board on December 14, 2021. Dr. Munzar was a non-member of the Audit Committee and the ESG Committee. Dr. Munzar did not attend any meeting of the Board, the Audit Committee or the ESG Committee following his resignation as a director.

(13)

Jason Ewart resigned as director and Chair of the Audit Committee on January 5, 2022. While a director, Mr. Ewart was also a member of the ESG Committee. Mr. Ewart did not attend any meeting of the Board, the Audit Committee or the ESG Committee following his resignation as a director.

(14)

Mr. St-Louis resigned as a director effective November 18, 2021. Mr. St-Louis attended meetings of the ESG Committee and the Audit Committee as a non-member. Following his resignation, Mr. St-Louis did not attend the meetings held by the Board, the Audit Committee or the ESG Committee.

(15)	Mark Attanasio was appointed a director on February 22, 2022.
(16)	Rob Godfrey was appointed a director on February 22, 2022.
(17)	Hélène Fortin was appointed a director on February 22, 2022. Ms. Fortin currently serves as Chair and Financial Expert of the Audit Committee. Ms. Fortin is also a member of the ESG Committee.
(18)	Denise Faltischek was appointed a director on July 12, 2022.
(19)

Roger Savell was nominated to the Board by the Current Secured Noteholder effective July 12, 2022. His election as a director is conditional on and will only take effect upon the receipt of his security clearance from Health Canada.

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board has adopted a written mandate which provides that the core responsibilities of the Board include stewardship and oversight in the following areas:

(a) Strategic Plan

The Board meets annually, at the end of the year, and may also have special meetings as required, to review the Corporation’s overall business strategies and its annual business plan, as well as major strategic initiatives, to allow for the Board to evaluate whether the Corporation’s proposed actions generally accord with the objectives of the Corporation.

(b) Identification of Principal Risks

The Board, directly and through the Audit Committee as well as the other committees of the Board, reviews the principal risks of the Corporation’s business and the appropriateness of the systems management puts in place to manage these risks. A current report on risk management is presented to and reviewed by the Audit Committee each quarter.

(c) Communication Policy

The Disclosure and Confidentiality Policy established by the Board summarizes practices regarding disclosure of material information to investors, analysts and the media. The Board, in consultation with the ESG Committee, monitors and advises on compliance with this Policy.

The Board is also responsible for approving the content of the Corporation’s major communications to shareholders and the investing public, including the interim and annual reports, the management proxy circular, the annual information form, and any prospectuses that may be issued and significant press releases.

(d) Internal Control and Management Information Systems

The Board, acting through the Audit Committee, monitors the implementation of appropriate internal control systems. The Audit Committee reports, at least quarterly, to the Board and periodically includes in its reports updates on the status of the Corporation’s internal control systems.

(e) Shareholder Feedback

The Board monitors management in its ongoing development of appropriate investor relations programs and procedures to receive and respond to shareholder feedback.

Board Committees

At present, the Board has two standing committees, the Audit Committee and the ESG Committee. Both committees are comprised entirely of independent directors.

Audit Committee

At present, the Audit Committee consists of Hélène Fortin, Vincent Chiara and Rose Marie Gage, all of whom are “independent” within the meaning of NI 52-110. Each member of the Audit Committee is also “financially literate” within the meaning of NI 52-110, as they have an understanding of the accounting principles used to prepare the Corporation’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Information concerning the relevant education and experience of the Audit Committee members can be found in “Business to be Transacted at the Meeting—Election of Directors” in this Circular.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Corporation’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Corporation’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Corporation’s internal auditors. The Audit Committee has specific responsibilities relating to the Corporation’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Corporation; and the Corporation’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members.

See the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form filed under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR www.sec.gov on October 31, 2022 for the fiscal year ended July 31, 2022 for additional information regarding the Audit Committee, including the full text of the Audit Committee’s Charter.

Environmental, Social and Corporate Governance Committee

At present, the ESG Committee consists of Rose Marie Gage (Chair), Rob Godfrey, Vincent Chiara and Peter Montour, each of whom are “independent” within the meaning of NI 52-110. The Board believes that the members of the ESG Committee possess the combined knowledge, experience and backgrounds necessary to fulfill the Committee’s mandate. Information concerning the relevant education and experience of the ESG Committee members can be found in “Business to be Transacted at the Meeting—Election of Directors” in this Circular.

The core responsibilities of the ESG Committee include stewardship and oversight in the following areas: (a) corporate governance; (b) nomination of directors and Board composition; (c) assessment of director independence; (d) orientation and continuing education; (e) business conduct and ethics; (f) Chief Executive Officer and director assessment; and (g) compensation for executive officers and directors.

Regarding compensation, the ESG Committee’s responsibilities include: (a) reviewing and making recommendations to the Board with respect to the overall compensation strategy and policies for directors, officers and employees of the Corporation, including executive officer and management compensation criteria, corporate and personal goals and objectives; (b) reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommending to the Board the compensation level of the Chief Executive Officer based on this evaluation; (c) reviewing and making recommendations to the Board with respect to the compensation of the Chairman of the Board; (d) reviewing and making recommendations to the Board with respect to the annual compensation of all other executive officers and directors of the Corporation. The Board conducts a review, through the ESG Committee, at least once every two years, of the components and amount of Board compensation in relation to other similarly situated companies. Board compensation should be consistent with market practices but should not be set at a level that would call into question the Board’s objectivity; (e) administering the Corporation’s Previous Option Plan, Omnibus Plan, and any other Restricted Share Unit Plan or Deferred Share Unit Plan that may be in effect from time to time, in accordance with the terms of such plans; (f) making recommendations to the Board with respect to the Corporation’s incentive compensation and equity-based plans that are subject to Board approval; and (g) reviewing and approving the annual public disclosure in the information circular relating to executive compensation of the Corporation.

Position Descriptions

The Board has developed a written position description for the Chair of the Board and for the chair of each of the Audit Committee and the ESG Committee. The Board has adopted general terms describing the responsibilities of the chair of each board committee, namely those of presiding committee meetings, and overseeing the way in which the relevant board committee carries out its mandate. The chair of a board committee is required, following a meeting of such committee, to report to the Board at the next regularly scheduled meeting of the Board. The chair of each Board committee is responsible for the management, the development and the effective performance of the committee. The chair of each Board committee provides leadership and direction to the committee for all aspects of the committee’s work and takes all reasonable measures to ensure such committee fulfils its responsibilities.

The Board has not developed a written position description for the Chief Executive Officer. However, the Chief Executive Officer leads the management of the Corporation’s business and affairs and the implementation of the resolutions and policies of the Board. In this capacity, his key responsibilities are determined with reference to those typically carried out by an individual in this position and by ongoing discussion with the Board and include: leading the development of the Corporation’s overall strategy; operational direction including facilities development, product development, geographic expansion and strategic relationships; human resources management; Board interaction; risk management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

Orientation and Continuing Education

Due to the size of the Corporation’s Board, no formal program currently exists for the orientation of new directors and existing directors provide orientation and education to new members on an informal and ad hoc basis. No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each director of the Corporation has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The directors of the Corporation have adopted a formal written code of business conduct and ethics (the “Code”) in addition to compliance with applicable governmental laws, rules and regulations. The Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

avoidance of conflicts of interest with the interests of the Corporation, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	confidentiality of corporate information;

•	protection and proper use of corporate assets and opportunities;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of any violations of the Code to an appropriate person or person identified in the Code; and

•	accountability for adherence to the Code.

The Code sets the minimum standards expected to be met or exceeded in all business and dealings of the Corporation, and provides guidelines to help address new situations. The directors of the Corporation expect the Corporation’s employees, officers and directors to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the Corporation.

The Code has been filed under the Corporation’s profile on SEDAR www.sedar.com and is available on the Corporation’s website at www.hexocorp.com/governace.

The Corporation has adopted a whistleblower policy that provides a channel for individuals to express concerns, questions, or observations of misconduct, unethical behavior, and/or noncompliance directly and anonymously to the Corporation’s General Counsel or Audit Committee Chair or to an anonymous ethics hotline.

Nomination of Directors

The ESG Committee is responsible for identifying and recommending potential appointees to the Board. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve. The ESG Committee is composed of at least three directors appointed by the Board, each of whom the Board has determined to be independent as contemplated by the laws, regulations and listing requirements to which the Corporation is subject. The Chief Executive Officer of the Corporation takes part in the work of the ESG Committee as a non-voting member and removes himself or herself where the ESG Committee decides on his or her remuneration and on corporate governance matters.

Compensation

The ESG Committee is charged with reviewing on an annual basis the compensation and benefits paid to the directors in light of market conditions and practice and in light of risks and responsibilities.

Assessments

The ESG Committee is responsible for monitoring the effectiveness of the Board and the performance of the directors. The process is facilitated by questionnaires sent by the Chair of the ESG Committee to enable individual directors to provide feedback on the effectiveness of the Board and its committees. Following receipt of the questionnaires, the Chair of the ESG Committee may contact the directors separately in order to discuss their answer to the questionnaires. The ESG Committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The ESG Committee recommends changes to enhance the performance of the Board based on the survey feedback.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation does not have a retirement policy and does not discriminate based on age. The Corporation considers it to be an integral role of the Board and the ESG Committee to assess director engagement and fitness to be a director of the Corporation.

Similarly, the Board has not adopted a term limit for directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of arbitrary director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Corporation and the industry in which it operates, and could unnecessarily expose the Corporation to losing experienced and valuable talent. The Board’s renewal process is built around the concept of performance management. To that end, the Board relies on assessment procedures, and the role of the ESG Committee, to ensure the quality and expertise of its Board.

Prior to reappointing, nominating or appointing individuals as Directors, the Board:

•

considers what competencies and skills the Board, as a whole, should possess, recognising that the particular competencies and skills required for one Board may not be the same as those required for another;

•

assesses what competencies and skills each incumbent Director possesses. Since it is unlikely that any single Director will possess all the competencies and skills required, the Board should be considered as a group in which each individual makes their own contribution;

•

considers the character of Directors and their fit with the current board culture. Some attributes worthy of consideration include self-awareness, integrity and high ethical standards. Boardroom dynamics will be impacted by the personalities and behavioural types present, so attention should also be paid to these qualities.

The Board is a skills-based board comprising Directors who collectively have the skills, knowledge and experience to effectively govern and direct the Corporation. The skills and attributes required of Directors can be broadly categorized as follows: governance skills (that is, skills directly relevant to performing the Board’s key functions), industry skills (that is, skills relevant to the industry or sector in which the Corporation predominantly operates) and personal attributes or qualities that are generally considered desirable to be an effective Director.

Diversity

Policies Regarding the Representation of Women

The Corporation does not have a formal policy with respect to the representation of women on the Board. The Corporation does not believe that a written policy is the best way to achieve its diversity or business objectives. Rather, the Corporation believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Corporation and the current composition of the Board and management team, including the current level of representation of women in such positions. The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making processes. Establishing and implementing a policy regarding female representation on the Board will be an element that the Corporation will take into consideration going forward. As of the date of this circular, 37.5% of the Board members were women (three female director out of eight directors). The Board is committed to increasing that level as Board turnover occurs from time to time taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees.

In general, the Board aspires to continuously improve the diversity of the Board and the Corporation’s management team. While the Board has not adopted any formal diversity policies and makes executive officer appointment decisions based on merit, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Corporation’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Corporation believes that diversity is an important attribute of a well-functioning Board and an efficient team of executive officers. The Corporation recognizes that gender diversity is a significant aspect of diversity and believes women play an important leadership role in executing on the Corporation’s strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of officers and the Board in the search and selection of nominee directors.

Consideration of the Representation of Women in the Director Identification and Selection Process

The ESG Committee will, within the purview of its mandate, have the responsibility to take gender into consideration as part of its overall recruitment and selection process in respect of the Board. Accordingly, when searching for new directors, the ESG Committee will consider the level of women representation on the Board and, where appropriate, will recruit qualified women candidates as part of the Corporation’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation will consider and be sensitive to the representation of women when making executive officer appointments. However, considering the relatively small number of positions in question, the Corporation refrains from setting targets for the representation of women among its executive officers. It is important that each individual appointed as an executive officer be considered on the individual’s merits and on the needs of the Corporation at the relevant time. Targets based on specific criteria could limit the Corporation’s ability to appoint the individual who is the best qualified for the position. The Corporation is striving to promote and ensure diversity and inclusion when making leadership appointments. As of July 31, 2022, there were five women occupying a position within the Corporation’s senior leadership team (such team had a total of eight members). The Corporation remains committed to promoting and ensuring the gender diversity of its leadership team going forward. The Corporation remains committed to monitoring the gender diversity of its executive officers going forward.

In general, the Corporation aspires to continuously improve the diversity of its Board of Directors and the Corporation’s management team. The Corporation believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Corporation’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Corporation believes that diversity is an important attribute of a well-functioning Board of Directors and an efficient team of executive officers and leaders. The Corporation recognizes that gender diversity and equality is a significant aspect of diversity and believes women play an important leadership role in executing on the Corporation’s strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of professionals and officers and the Board of Directors in the search and selection of nominee directors.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a measurable objective for achieving gender diversity on the Board or in executive officer positions. The Corporation does not believe that a written policy is the best way to achieve its diversity or business objectives. Rather, the Corporation believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Corporation and the current composition of the Board and management team, including the current level of representation of women in such positions. The Corporation will consider establishing measurable objectives and targets as it further develops.

SECURITY-BASED COMPENSATION PLANS

Security-Based Compensation Plans

The Corporation has two security-based compensation plans, being the Omnibus Plan and a stock option plan which had been adopted prior to the adoption of the Omnibus Plan (the “Previous Option Plan”). No additional stock options have been or will be issued under the Previous Option Plan since the adoption of the Omnibus Plan.

The following table provides a summary of certain material provisions of the Omnibus Plan, which includes the amendments that were approved by the Board and the Shareholders respectively on March 12, 2021 and March 8, 2022:

Administration	The Omnibus Plan is administered and interpreted by the Board. The Board may decide by resolution to appoint a committee of at least three members to administer and interpret the Omnibus Plan.

Eligibility	The persons eligible to receive Awards are the Eligible Participants.

Reserve Maximum

Subject to adjustment, the total number of Common Shares reserved and available for grant and issuance pursuant to Awards shall not exceed a number of Common Shares equal to ten percent (10%) of the total issued and outstanding Common Shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the Shareholders of the Corporation from time to time.

The Omnibus Plan is a “rolling plan” or “evergreen plan”. This means any increase in the issued and outstanding Common Shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of Common Shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Plan.

Securities Awarded and Available	As of July 31, 2022, the Corporation had 600,988,447 Common Shares issued and outstanding and, as a result, 29,769,659 Common Shares available to be reserved for issuance under the Omnibus Plan. As of the same date, the Corporation had 30,329,185 Awards outstanding (representing approximately 5.05% of the issued and outstanding Common Shares). Accordingly, 747,244 Common Shares remained available for issuance under the Omnibus Plan as of July 31, 2022 (representing approximately 0.12% of the issued and outstanding Common Shares).

Participation Limits	The aggregate number of Common Shares (i) issued to insiders under the Omnibus Plan or any other proposed or established security-based compensation arrangement within any one-year period and (ii) issuable to insiders at any time under the Omnibus Plan or any other proposed or established security-based compensation arrangement, shall in each case not exceed ten percent (10%) of the issued and outstanding Common Shares (on a non-diluted basis).

Market Value as of Grant	Restricted Shares Restrictions and conditions on the disposition of Restricted Shares that are granted are determined by the Board at the time of grant. Options

The option price for Common Shares that are the subject of any Option shall be determined by the Board at the time the Option is granted, but may not be less than Market Value at the time of grant. The terms of the Omnibus Plan allow for the exercise of an Option on a cashless basis. The number of Common Shares received on the cashless exercise of an Option is determined by taking (i) the difference between (A) the Market Value and (B) the exercise price of such Option, (ii) multiplying that difference by the number of Common Shares to which such Option relates, and then (iii) dividing that product by the Market Value.

DSUs

Each Eligible Participant may elect, once each calendar year, to be paid a percentage of his or her annual retainer in the form of DSUs. The number of DSUs an Eligible Participant is entitled to receive is calculated by taking (i) the percentage elected by the Eligible Participant, (ii) multiplying that percentage by the Eligible Participant’s annual retainer, and then (iii) dividing that product by the Market Value.

RSUs

The purchase price of an RSU is determined by the Board and may be zero.

SARs

The exercise price of a SAR shall be fixed by the Board, but may not be less than the Market Value at the time of grant. Upon exercise, the holder is entitled to receive the number of Common Shares equal to the excess of the Market Value on the effective date of such exercise over the exercise price of the SAR.

Retention Awards

A retention award entitles an Eligible Participant to receive the number of Common Shares that is equal to the retention payment divided by the Market Value on the vesting date of the retention award, disregarding fractions and less any amounts withheld for taxes.

For the purposes of the Omnibus Plan, “Market Value” means at any date when the Market Value of Common Shares of the Corporation is to be determined, the volume weighted average trading price of the Common Shares during the five trading days prior to such date, calculated by dividing the total value by the total volume of Common Shares traded for the five trading days prior to such date on the TSX, or if the Common Shares are not listed on the TSX, on the principal stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith.

Market Appreciation/Dividend Payment	In addition, a holder of DSUs is entitled to receive additional DSUs (or fractions thereof) when dividends are declared and paid on Common Shares. The additional DSUs are based on (i) the actual amount of dividends that would have been paid if the Participant had held Common Shares under the Omnibus Plan on the applicable record date divided by (ii) the Market Value on the date on which the dividends on Common Shares are payable.

Vesting

Restricted Shares

The Omnibus Plan does not contemplate any required vesting of the Restricted Shares. Restrictions and conditions on the disposition of Restricted Shares are determined by the Board at the time of grant.

Options

The Board shall, from time to time by resolution, determine the vesting provisions of the Options.

DSUs

The Board may, at the time of grant, make DSUs subject to restrictions and conditions (i.e. continuing employment or achievement of pre-established performance goals). DSUs are exercisable immediately following the date a Participant resigns or is terminated.

RSUs

The relevant conditions and vesting provisions of a RSU are determined by the Board (including the performance period and criteria, if any). In making its determination regarding the vesting requirements applicable to any RSUs, the Board shall ensure that such requirements are not considered a “salary deferral arrangement” for purposes of applicable legislation. The Board also sets a date upon which it is determined whether the vesting conditions with respect to RSUs have been met (the “RSU Vesting Determination Date”). This then establishes the number of RSUs that become vested. The RSU Vesting Determination Date cannot fall outside the period (the “Restricted Period”) that ends on December 31 of the year that is three (3) years after the calendar year in which the grant of RSUs was made. Any RSU that remains unvested on the RSU Vesting Determination or at the end of the Restricted Period, whichever is earlier, is cancelled.

SARs

The relevant conditions and vesting provisions of a SAR are determined by the Board (including the performance period and criteria, if any).

Retention Awards

The relevant conditions and vesting provisions of a Retention Award are determined by the Board (including the performance period and criteria, if any).

Term

The Omnibus Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the effective date.

Restricted Shares

Determined by the Board.

Options

The Board shall determine the period in which an Option is exercisable. An Option cannot expire later than ten (10) years from the date it is granted. However, if the expiration date for an Option falls within a black-out period or within ten business days after the expiration of a black-out period, the expiration date will be automatically extended to the tenth business day after the end of the black-out period.

DSUs

A Participant may redeem his or her DSUs up to the 120th day after the date of his or her termination.

RSUs

The Board shall determine the Restricted Period, provided such Restricted Period cannot expire later than December 31 of the year that is three (3) years after the calendar year in which the grant of RSUs was made. However, if an RSU is due to be settled during a black-out period, the settlement date will be automatically extended to the tenth business day following the expiration of the black-out period.

SARs

The Board shall determine the period during which a SAR is exercisable, provided such period cannot expire more than ten (10) years from the date the SAR was granted. However, if the expiration date for a SAR falls within a black-out period or within ten business days following the expiration of a black-out period, the expiration date is automatically extended to the tenth business day after the end of the black-out period.

Retention Awards

The relevant conditions and vesting provisions of a Retention Award are determined by the Board (including the performance period and criteria, if any).

Cessation

For the purposes of the Omnibus Plan, “Cause” means:

(i) with respect to any Participant, unless the applicable award agreement states otherwise: (a) if the Participant is a party to an employment agreement or service agreement with the Corporation or a subsidiary and such agreement provides for a definition of “cause”, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define “cause”, any act or omission that would entitle the Corporation to terminate the Participant’s employment without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law: (A) the indictment for or conviction of an indictable offence or any summary offence involving material dishonesty or moral turpitude, (B) material fiduciary breach with respect to the Corporation or an affiliate, (C) fraud, theft, embezzlement or similar conduct that results in or is reasonably likely to result in harm to the reputation or business of the Corporation or any of its affiliates, (D) gross negligence, gross misconduct or willful misconduct with respect to the Corporation or an affiliate or breach of the Corporation’s Code of Conduct, (E) material violation of applicable laws, or (F) the willful failure of the Participant to properly carry out their duties on behalf of the Corporation or to act in accordance with the reasonable direction of the Corporation including breach of confidentiality; and

(ii)  with respect to any director, unless the applicable award agreement states otherwise, a determination by a majority of the disinterested Board members that the director has engaged in any of the following: (a) gross misconduct or neglect, (b) willful conversion of corporate funds, (c) false or fraudulent misrepresentation inducing the director’s appointment, and (d) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

Termination Date

For the purposes of the Omnibus Plan, a Participant’s employment or retention with the Corporation or an affiliate shall be considered to have terminated effective on the last day of the Participant’s actual and active employment or retention with the Corporation or affiliate, whether such day is selected by agreement with the Participant, or unilaterally by the Participant or the Corporation or affiliate, and whether with or without advance notice to the Participant. For the avoidance of doubt, and except as required by applicable employment standards legislation, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of a termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment shall be considered as extending the Participant’s period of employment for the purposes of determining their entitlement under the Omnibus Plan.

“Termination Date” means the date on which a Participant ceases to be an Eligible Participant as a result of a termination of employment or retention with the Corporation or an affiliate for any reason, including death, retirement, resignation or termination of service with or without Cause.

Options, SARs and Retention Awards

Termination for Cause

Upon a Participant ceasing to be an Eligible Participant for Cause, any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, when granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Omnibus Plan, the Corporation and the Board, in their absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause, and the determination by the Corporation or the Board that a Participant has been discharged for Cause shall be binding on the Participant.

Death

Any vested Option, SAR or Retention Award or the unexercised portion thereof (“Vested Award”), may be exercised by the estate of a Participant if such Participant dies while he or she is an Eligible Participant. However, a Vested Award must be exercised (i) within one (1) year of the Participant’s death or (ii) prior to the expiration of the original term of such Vested Award, whichever is earlier.

Disability

Any Option, SAR or Retention Award, or any unexercised portion thereof, may be exercised by the Participant or his/her representative as the rights to exercise accrue. However, the Award must be exercised (i) within three (3) years of the Disability (as defined below), (ii) until the Participant becomes eligible for long-term disability benefits, or (iii) prior to the expiration of the original term of the Award, whichever is earlier.

“Disability” means, unless an employment agreement or the applicable award agreement says otherwise, that the Participant: (i) is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill their obligations as an officer or employee of the Corporation either for any consecutive 12-month period or for any period of 18 months (whether or not consecutive) in any consecutive 24-month period; or (ii) is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing their affairs.

For the purposes of the Omnibus Plan, the Corporation and the Board, in their absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has a Disability, and the determination by the Corporation or the Board that a Participant has a Disability shall be binding on the Participant. The Corporation and the Board may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Corporation or any affiliate in which a Participant participates.

Other

In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for Cause, death or Disability) the right to exercise an Option, SAR or Retention Award shall be limited to and shall expire on the earlier of one year after the Termination Date, or the expiry date of the Award set forth in the award agreement, to the extent such Award was exercisable by the Participant on the termination date.

For purposes of the Omnibus Plan, no termination of employment by a Participant who is an employee of the Corporation or a subsidiary shall be deemed to result from, and a Participant shall not cease to be an Eligible Participant as a result of, either (a) a transfer of employment from the Corporation or a subsidiary to an affiliate or from one affiliate to another affiliate as employer of the Participant, or (b) a leave of absence, if the Participant’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Board otherwise so provides in writing.

RSUs

Termination for Cause

Any unvested RSUs credited to a Participant’s account shall be forfeited and cancelled immediately upon such Participant ceasing to be an Eligible Participant for Cause or by resignation.

For the purposes of the Omnibus Plan, the Corporation and the Board, in their absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause, and the determination by the Corporation or the Board that a Participant has been discharged for Cause shall be binding on the Participant.

Cessation of Employment

When a Participant retires, becomes eligible to receive long-term disability benefits, or has his or her employment terminated for reasons other than Cause or by reason of Disability, such Participant’s participation in the Omnibus Plan shall be terminated immediately. Unvested RSUs shall remain in effect until the applicable RSU Vesting Determination Date.

Retirement

If a Participant retires and becomes involved in another business or activity in the cannabis industry prior to the applicable RSU Vesting Determination Date, then (i) if the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such Participant shall be forfeited and cancelled, or (ii) if the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Death

If a Participant dies, his or her participation in the Omnibus Plan terminates immediately. All unvested RSUs remain in effect until the RSU Vesting Determination Date. If the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such deceased Participant shall be forfeited and cancelled. If the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such deceased Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Leave of Absence

If a Participant voluntarily takes a leave of absence, his or her participation in the Omnibus Plan terminates immediately. All unvested RSUs remain in effect until the RSU Vesting Determination Date. If the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such Participant shall be forfeited and cancelled. If the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such Participant is entitled to receive the number of Common Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Corporation.

Restricted Shares

Upon a Participant ceasing to be an Eligible Participant for any reason, any Restricted Shares that have not vested at such time shall automatically be deemed to have been reacquired by the Corporation.

Assignability	Awards granted under the Omnibus Plan are transferrable or assignable only to a “permitted assign”. A permitted assign means the spouse of a Participant or a trustee, holding entity, or RRSP/RRIF of the Participant or his or her spouse.
Amendments

The Board may amend the Omnibus Plan or any Award with consent of the Participants provided that the amendment shall:

•  not adversely alter or impair any Award previously granted;

•  be subject to any regulatory approvals;

•  be subject to Shareholder approval, where required, provided that Shareholder approval is not required for following amendments and the Board may make any changes which may include but are not limited to: (i) amendments of a “housekeeping” nature; (ii) a change to the vesting provisions of any Award; (iii) the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus Plan reserve; and (iv) the addition of or amendment to any form of financial assistance.

The Board needs Shareholder approval to make the following amendments:

•  any change to the maximum number of Common Shares issuable under the Omnibus Plan, except any increase due to an adjustment or due to the evergreen nature of the plan;

•  any amendment that reduces the exercise price of an Award;

•  any amendment that extends the expiry date of an Award;

•  any amendment that changes the Eligible Participants, including a change that would have the potential to broaden the participation by insiders;

•  any amendment that would permit an Award to be transferable or assignable other than as currently permitted;

•  any amendment that increases the maximum number of shares issuable or issued to insiders; and

•  any amendment to the amendment provisions of the Omnibus Plan.

Common Shares held directly or indirectly by insiders that may benefit from certain amendments shall be excluded from voting when obtaining Shareholder approval.

Financial Assistance	The Omnibus Plan does not contain any form of financial assistance.

Change of Control

In the event of a “Change in Control”, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Ontario)) for all of the Common Shares or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances.

“Change in Control” means an event whereby (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Common Shares or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets.

Adjustments	The Omnibus Plan may be adjusted if certain changes are made to the Corporation’s capitalization (e.g. subdivision, consolidation or reclassification of or a distribution of assets on (other than an ordinary course dividend) the Common Shares) in order to preclude a dilution or enlargement of the benefits due to Participants under the Omnibus Plan.

U.S. Persons	All Awards granted and Common Shares issued to Eligible Participants who are residents of the U.S. or otherwise subject to income taxation by the U.S. shall comply with and be subject to certain terms and conditions applicable to U.S. persons.

Additional information regarding the Omnibus Plan and a copy of the full Omnibus Plan are available in the management information circular of the Corporation dated July 16, 2018 in respect of the Corporation’s special meeting of Shareholders held on August 28, 2018 at which the Omnibus Plan was approved, which has been filed under the Corporation’s profile on SEDAR at www.sedar.com.

In connection with its acquisition of Newstrike Brands Ltd. (“Newstrike”) in May 2019, the Corporation also issued replacement stock options for certain stock options which had been issued by Newstrike (the “Newstrike Replacement Options”), exercisable for Common Shares at the same conversion ratio applicable to the acquisition of Newstrike’s shares under the transaction and otherwise having the same terms and conditions, including the term of expiry, vesting, conditions to and manner of exercising, as the Newstrike options for which they were exchanged. These stock options were not issued under the Omnibus Plan and form a separate pool of stock options of the Corporation (the “Acquired Newstrike Option Plan”).

In connection with its acquisition of Zenabis Global Inc. (“Zenabis”) in June 2021, the Corporation also issued replacement stock options for certain stock options which had been issued by Zenabis (the “Zenabis Replacement Options”), exercisable for Common Shares at the same conversion ratio applicable to the acquisition of Zenabis’ shares under the transaction and otherwise having the same terms and conditions, including the term of expiry, vesting, conditions to and manner of exercising, as the Zenabis options for which they were exchanged. These stock options were not issued under the Omnibus Plan and form a separate pool of stock options of the Corporation (the “Acquired Zenabis Option Plan”).

In connection with its acquisition of 48North Cannabis Corp. (“48North”) in September 2021, the Corporation also issued replacement stock options for certain stock options which had been issued by 48North (the “48North Replacement Options”), exercisable for Common Shares at the same conversion ratio applicable to the acquisition of 48North’ shares under the transaction and otherwise having the same terms and conditions, including the term of expiry, vesting, conditions to and manner of exercising, as the 48North options for which they were exchanged. These stock options were not issued under the Omnibus Plan and form a separate pool of stock options of the Corporation (the “Acquired 48North Option Plan”).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding securities or rights under equity compensation plans of the Corporation, the weighted-average exercise price of such outstanding securities or rights and the number of Common Shares remaining available for future issuance under such equity compensation plans as at July 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, RSUs, warrants, and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column of this table
Equity compensation plans approved by security holders(1)	30,284,025	(2)	$0.64	29,769,659 (4)
Equity compensation plans not approved by securityholders	524,696	(3)	$5.05	n/a
Total	30,808,721		$0.73	29,769,659

Notes:

(1)	Equity compensation plans approved by securityholders consist of the Omnibus Plan and the Previous Option Plan.
(2)	Based on 23,415,128 Options, 4,088,386 DSU and 2,033,267 RSUs issued under the Omnibus Plan and 747,244 stock options issued under the Previous Option Plan and outstanding as of July 31, 2022.
(3)	Based on 515,996 Replacement Options issues upon the acquisition of Zenabis and 8,700 Replacement Options issued in connection with the acquisition of 48 North as of July 31, 2022.
(4)

Based on Common Shares issuable under the Omnibus Plan equal to 10% of the number of issued and outstanding Common Shares as at July 31, 2022, being 600,988,447, less 30,329,185 Common Shares issuable upon the exercise of Options, DSUs and RSUs, issued under the Omnibus Plan and the Previous Option Plan as of July 31, 2022.

Burn Rate of Security-Based Compensation Plan Awards

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of awards granted under the Omnibus Plan as of the end of the fiscal year ended July 31, 2022 and for the two preceding financial years. The burn rate is calculated by dividing the number of awards granted under the security-based compensation plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year. The Omnibus Plan was adopted by the Corporation on June 27, 2018, approved by Shareholders on August 28, 2018, amended thereafter by the Board on March 12, 2021 and approved as amended thereafter by Shareholders on March 8, 2022

	Fiscal Year Ended July 31, 2022	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020
Number of awards granted under the Omnibus Plan	17,851,906	5,297,914	3,596,144
Weighted average of outstanding securities for that fiscal year	388,605,394	127,300,903	77,376,174
Annual Burn Rate	5%	4%	5%

The following table sets out the burn rate of awards granted under the Previous Option Plan as of the end of the fiscal year ended July 31, 2022 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2022	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020
Number of awards granted under the Previous Option Plan	Nil	Nil	Nil
Weighted average of outstanding securities for that fiscal year	388,605,394	127,300,903	77,376,174
Annual Burn Rate	0%	0%	0%

The following table sets out the burn rate of awards granted under the Acquired Newstrike Option Plan as of the end of the fiscal year ended July 31, 2022 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2022	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020
Number of awards granted under the Acquired Newstrike Brands Ltd. Option Plan	Nil	Nil	Nil
Weighted average of outstanding securities for that fiscal year	388,605,394	127,300,903	77,376,174
Annual Burn Rate	0%	0%	0%

The following table sets out the burn rate of awards granted under the Acquired Zenabis Option Plan as of the end of the fiscal year ended July 31, 2022 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2022	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020
Number of awards granted under the Acquired Zenabis Global Ltd. Option Plan	Nil	Nil	Nil
Weighted average of outstanding securities for that fiscal year	388,605,394	Nil	Nil
Annual Burn Rate	0%	0%	0%

The following table sets out the burn rate of awards granted under the Acquired 48 North Option Plan as of the end of the fiscal year ended July 31, 2022 and for the two preceding financial years.

	Fiscal Year Ended July 31, 2022	Fiscal Year Ended July 31, 2021	Fiscal Year Ended July 31, 2020
Number of awards granted under the Acquired. 48 North Option Plan	Nil	Nil	Nil
Weighted average of outstanding securities for that fiscal year	388,605,394	Nil	Nil
Annual Burn Rate	0%	0%	0%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Corporation or its subsidiaries since the beginning of the Corporation’s most recently completed financial year.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is TSX Trust Company at its office in Toronto, Ontario, M5H 4H1. The co-transfer agent for the Corporation in the United States is Continental Stock Transfer & Trust Corporation at its offices in New York, New York.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except for the transaction disclosed below, or in the audited financial statements of the Corporation for the year ended July 31, 2022, neither the Corporation nor any director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended July 31, 2021, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

The Corporation was previously a shareholder of Belleville Complex Inc. (“BCI”), a joint venture with Olegna Holdings Inc. (“OHI”). The primary purpose of BCI is the ownership and management of a property in Belleville, Ontario which serves as one of the Corporation’s main manufacturing facilities. The Corporation previously held a 25% interest in BCI while OHI owns the remaining 75%. OHI is directly controlled by Vincent Chiara, a director of the Corporation. During the year ended July 31, 2021, the Corporation had in place an anchor tenant agreement with BCI for a 15-year period and leased 912,600 sq. ft. of the property, resulting in annual rent of $5,370,000 and a future commitment of approximately $44,708,000. On January 18, 2021, the Corporation sold its 25% interest in BCI to OHI for approximately $10.1 million. The Corporation will continue to lease the facility for processing, manufacturing and distribution with no changes to the existing lease arrangements. The sale of the Corporation’s interest in BCI to OHI was a “related party transaction” within the meaning of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because OHI is majority owned and controlled by Vincent Chiara. The Corporation relied on applicable exemptions from the minority approval and valuation requirements of MI 61-101 on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeded 25% of the Corporation’s market capitalization. The sale price for the Corporation’s interest in BCI was determined by an arm’s length third-party appraisal.

Pursuant to the Note Transaction, Denise Faltischek and Roger Savell were nominated to the Board of Directors of the Corporation by the Current Secured Noteholder. Ms. Faltischek and Mr. Savell may have or be in a conflict of interest from time to time given that they are both senior executives of the Current Secured Noteholder, which is (a) the Corporation’s senior secured creditor under the Amended Note, (b) a competitor of the Company, and (c) party to the Commercial Agreements.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in this Circular. However, if other matters which are not known to management should properly come before the Meeting, the enclosed form of proxy will be used to vote on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended July 31, 2022. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or upon written request to the Corporate Secretary at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2.

APPROVAL OF BOARD

The contents of this Circular and delivery of it to each director of the Corporation, to the auditors of the Corporation and to the Shareholders of the Corporation entitled to notice of the Meeting, have been approved by the directors of the Corporation.

DATED at Gatineau, Québec this 14th day of December, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Charlie Bowman”
Charlie Bowman
President and Chief Executive Officer